Date of this Preliminary Offering Circular: July 18, 2012

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

FUNDRISE 906 H STREET NE, LLC
(Exact name of issuer as specified in its charter)

Virginia
(State or other jurisdiction of incorporation or organization)

Fundrise Manager 906 H Street NE, LLC
7400 Beaufront Springs Drive, Suite 300, North Chesterfield, VA 23225
(202) 584-0550
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Fundrise Manager 906 H Street NE, LLC
7400 Beaufront Springs Drive, Suite 300, North Chesterfield, VA 23225
(202) 584-0550
Attn: Benjamin S. Miller
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6500 (Primary standard Industrial Classification Code Number)	80-0813659 (I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I —NOTIFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Fundrise Manager 906 H Street NE, LLC (issuer's Manager owner, record owner, promoter & affiliate)	7400 Beaufront Springs Drive Suite 300 North Chesterfield, VA 23225	N/A
O'Melveny & Myers, LLP (issuer's counsel)	1625 Eye Street, NW Washington, DC 20006	N/A

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of the Fundrise 906 H Street NE, LLC, (the "Company").

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: Washington DC and Virginia.

The securities to be offered in connection with this proposed offering shall be offered by the Manager, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

Please refer to section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Upon its foundation and organization, the Company issued 100% of its Class A Membership Units to Fundrise Manager 906 H Street NE, LLC. Fundrise Manager 906 H Street NE LLC contributed $7,070.71 in capital in exchange for the 1 Class A Membership Unit. Subsequent to closing, the Class A Membership Unit was subject to a forward split at a ratio of 140 for 1, resulting in 140 Class A Membership Units issued and outstanding.

(b) Fundrise 906 H Street NE, LLC, the owner of all of the Company's Class A Membership Units, sold unregistered securities within one year prior to the filing of this Form 1-A. Specifically, Fundrise 906 H Street NE, LLC sold 14 units at $50,000 of Class B Membership Units of Fundrise 906 H Street NE, LLC in a private offering that was exempt from registration pursuant to the exemption provided by Rule 506 under the Securities Act of 1933. To date, Fundrise 906 H Street NE, LLC has received a total of $700,000, with each unit sold for $50,000, except for two units which were split into increments that sold for $25,000. The following are the purchasers of the Class B Membership Units of the Company: Herbert Miller, Benjamin Miller, and Daniel Miller who each hold more than 10% of the Company, and other investors who each hold less than 10% of the

Company. Subsequent to closing, the Class B Membership Units were subject to a forward split at a ratio of 740 for 1, resulting in 10,360 Class B Membership Units issued and outstanding.

(c) The sales by Fundrise 906 H Street NE, LLC described above were made without registration under the Securities Act of 1933 in reliance on the exemption provided by Rule 506 of Regulation D promulgated thereunder. A Form D was filed with regard to this offering on June 1, 2012.

ITEM 6. Other Present or Proposed Offerings

There are no other present or proposed offerings at this time.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1, nor any selling security holder is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor or have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

The information in this preliminary Offering Circular is not complete and may be changed. We and the selling members may not sell these securities until the Offering Circular filed with the Securities and Exchange Commission is qualified. This preliminary Offering Circular is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PART II
OFFERING CIRCULAR

Fundrise 906 H Street NE, LLC

7400 Beaufront Springs Drive, Suite 300, North Chesterfield, VA 23225
(202) 584-0550

Dated: July 18, 2012

3,500 Class C Membership Units

This Offering Circular relates to the offering (the "Offering") of up to 3,500 Class C Membership Units (the "Units") in Fundrise 906 H Street NE, LLC (the "Company," "we" or "us"). Each Unit will represent the right to 0.0071% of the percentage interest and 0.00505% of the distributions of Cash Flow of the Company. The Units will have no voting rights. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 3,500 Units, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Manager (the "Offering Period"). See the section entitled "Distributions" for a discussion of the term "Cash Flow."

Fundrise Manager 906 H Street NE, LLC (the "Manager") is the Managing Member of the Company and currently owns 140 Class A Membership Units. There currently are 10,360 Class B Membership Units and no Class C Membership Units outstanding. If all 3,500 Units are purchased, they would represent 25.00% of all issued and outstanding membership interests, with the aggregate right to 17.68% of any distributed Cash Flows.

This Offering is being conducted on a "best-efforts" basis, which means the co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, will use their commercially reasonable best efforts in an attempt to sell the Units. Messrs. Miller will not receive any commission or any other remuneration for these sales. In offering the Units on our behalf, Messrs. Miller will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Units will be offered for sale at a fixed price of $100.00 per Unit. If all of the Units are purchased, the gross proceeds to us will be $350,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Units that must be sold, meaning we will retain any proceeds from the sale of the Units sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Our Units are not listed on any national securities exchange or on the over-the counter inter-dealer quotation system. There is no market for our Units, and under the terms of the Company's Second Amended and Restated Operating Agreement, dated July 18, 2012 and attached as Exhibit 3 (the "Operating Agreement"), the Units generally may not be sold, transferred assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Manager.

These are speculative securities. Investment in the Units involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section on page 5 of this Offering Circular for a discussion of the following and other risks:

- Since its inception through June 30, 2012, the Manager has recorded a net loss and has had no revenue;

- The Company has no operating history, and the Manager has a lack of experience in developing projects similar to the Property;

- The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives;

- The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset;
- The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment;
- Your investment is highly illiquid and the Company does not intend to provide any liquidity options;
- If the Company was to become subject to the Investment Company Act of 1940 (the "1940 Act") it could have a material adverse effect on the Company, and it is probable that the Company would be terminated and liquidated; and
- The interest of the Manager, the principals and its other affiliates may conflict with your interests.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Offering Price to the Public	**Commissions**	**Net Proceeds (25% of Units Sold)**	**Net Proceeds (50% of Units Sold)**	**Net Proceeds (75% of Units Sold)**	**Net Proceeds (100% of Units Sold)**
Per Unit	$100	N/A	$100	$100	$100	$100
Total (1)	$350,000	N/A	87,500	$175,000	$262,500	$350,000

(1) Before deducting expenses of the Offering, which are estimated to be approximately $50,000.

Date of this Preliminary Offering Circular: July 18, 2012

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE DISTRICT OF COLUMBIA AND VIRGINIA STATE SECURITIES REGULATORY BODIES, THE SECURITIES REGULATORY BODY IN THE DISTRICT OF COLUMBIA AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

THESE SECURITIES ARE OFFERED FOR SALE IN THE DISTRICT OF COLUMBIA PURSUANT TO REGISTRATION WITH THE DISTRICT OF COLUMBIA DEPARTMENT OF INSURANCE AND SECURITIES REGULATION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DEPARTMENT OF INSURANCE AND SECURITIES REGULATION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THE VIRGINIA STATE CORPORATION COMMISSION DOES NOT PASS UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR UPON THE MERITS OF THIS OFFERING AND THE COMMISSION EXPRESSES NO OPINION AS TO THE QUALITY OF THIS SECURITY.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

Date of this Preliminary Offering Circular: July 18, 2012

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we," "us," "our," "Company," "management," or similar terms collectively refer to Fundrise 906 H Street NE, LLC, a Virginia limited liability company.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements."

Our Business

General

Fundrise 906 H Street NE, LLC is a development stage company that was formed on April 20, 2012, as a Virginia limited liability company. Our executive offices are located at 7400 Beaufront Springs Drive, Suite 300, North Chesterfield, VA 23225. The sole purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 906-908 H Street NE in Washington DC (the "Property"). We have a limited operating history and have generated limited revenue.

Our Manager, Fundrise Manager 906 H Street NE, LLC, a Virginia limited liability company, owns all of our Class A Membership Units, giving it sole voting and management rights. Therefore, our Manager has control over the management of the Company and the management and development of the Property. Our Manager is owned and controlled by Benjamin S. Miller and Daniel S. Miller who, together, control all of the Manager's voting and management rights.

The Property

The Property is located at 906-908 H Street NE, Washington DC, in the H Street corridor's burgeoning entertainment zone, consists of a two-story approximately 6,510 square-foot masonry building, including a 2,230 square foot basement, on one lot totaling approximately 3,010 square feet. The Property is currently vacant.

The Company was party to an agreement to purchase the Property for $1,375,000 and closed on the purchase of the Property on June 5, 2012. In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans to the Company, with interest.

The Business Plan

Following its acquisition of the Property, the Company plans to renovate or redevelop the Property. In connection with the renovation or redevelopment of the Property, the Company may employ community-based design, or "crowdsourcing," by allowing residents of the community in which the Property sits to provide input on the ultimate design and use of the Property. Management also intends to engage in direct conversations with restaurateurs and retailers from around the city.

We believe that a fully leased and renovated Property offers an opportunity for current Cash Flow over the mid-term, while providing for long-term appreciation of the Property as H Street NE neighborhood continues its growth. Management expects to lease the property for approximately $180,000 triple-net a year at stabilization, which if achieved will offer Class C investors a projected levered yield of approximately 7.0% at stabilization. In addition,

Management expects long-term appreciation in the overall local real estate market due to the imminent completion of the first trolley line in Washington, DC and more than 1,000 residential units under construction or in planned unit development. The Company expects to sell or refinance the Property within 3 to 5 years.

The Offering

Issuer	Fundrise 906 H Street NE, LLC, a Virginia limited liability company.
Manager	Fundrise Manager 906 H Street NE, LLC, a Virginia limited liability company.
Security Offered	Class C Membership Units. Each Unit will represent the right to 0.0071% of the percentage interest and 0.00505% of the distributions of Cash Flow of the Company (subject to dilution in the case of the offering of additional Class B Membership Units or Class C Membership Units).
Price per Unit	$100
Minimum Offering	None.
Maximum Offering	$350,000 (3,500 Units).
Minimum Investment	$100 (i.e., one Unit at $100 per Unit).
Offering Period	The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of all 3,500 Units, (2) one year after the date of this Offering Circular, or (3) at such date prior to one year as may be determined by the Manager. The Offering may be terminated at our election at any time.
Investors	Those persons who purchase Units in accordance with the terms of this Offering. The Manager and/or one or more of its affiliates, including WestMill Capital Partners ("WestMill"), the development company wholly owned by Benjamin S. Miller and Daniel S. Miller. Messrs. Miller may participate in the Offering on the same terms as other Investors.
Interest Holders	Those persons who hold an interest in the Company as a member of the Company.
Manager Fee Schedule	Sale of the Property: 1% of the sales price of the Property; Development of the Property: 5% of total development costs, including the acquisition of the Property, plus reimbursement for hourly staff time at a 3 times multiple of direct hourly wages; Leasing of the Property: (A) 3% of base rent of initial term, and (B) 1% of base rent of renewal term; Asset Management: 1% of the cash investment in the Property per year; Financing: 1% of the amount of any financing of the Property; Guaranty Fee (Non-Recourse): 1% of the principal amount of any non-recourse loan; and Guaranty Fee (Recourse): (A) 1% of the principal amount of any recourse

loan, and (B) 1% of the full loan amount.

Voting Rights Investors will have no rights to contribute to, direct or vote on the management of the Company's affairs, including whether or not the Company should dissolve.

Preferred Return Investors who make capital contributions to the Company are entitled to a return on investment calculated at the rate of 10%, compounded monthly (the "Preferred Return") on such Capital Contributions commencing to accrue on the date each Capital Contribution is made until such Capital Contribution is repaid or returned in full.

Distributions All Cash Flow shall be distributed and applied by the Company in the following order of priority: (i) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; then (ii) to the payment, on a *pro-rata* and *pari passu* basis, of any outstanding principal amount of any loan made by any Interest Holder; then (iii) to the Interest Holders, *pro-rata* and *pari passu* in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Interest Holders; then (iv) to the Interest Holders on a *pari passu* basis in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been reduced to zero; then (v) finally, and on a *pari passu* basis, (a) seventy percent (70%) of any remaining Cash Flow shall be distributed to the Class B Members and the Class C Members, *pro rata* and *pari passu*, in proportion to their relative percentage interests, without regard to the percentage interest held by the Class A Member, and (b) thirty percent (30%) of any remaining Cash Flow shall be distributed to the Class A Member. See the "Distributions" section. **No assurances can be made as to the timing or amount of cash distributions to the Investors, or whether any cash distributions in fact will be made.**

Dilution Following this Offering, assuming all the Units are sold, the Class A Membership Units, Class B Membership Units, and Class C Membership Units will equal 1.00%, 74.00%, and 25.00%, respectively, of all outstanding and issued membership interests of the Company.

Use of Proceeds The net proceeds of this Offering will be used (i) to provide tenant allowance (ii) to create a contingency fund for renovation and interest reserve for the Property, and/or (iii) for working capital. Expenses of the Offering are estimated to be approximately $50,000.

Transfer Restrictions The Operating Agreement restricts the transferability of the Units, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The Operating Agreement also provides for drag-along rights, which allows the Manager to sell all the interests in the Company including the individual interests of the Class C members. The transfer of any Unit in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom Units are attempted to be transferred in violation of the Operating Agreement will not be entitled to receive distributions from the Company or have any other rights in or with respect to the membership rights.

General Repurchase Right The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. In the event that the Company elects to repurchase all of the Units, the purchase price will be determined by an outside, independent appraiser appointed by the Manager. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units.

Personal Conduct Repurchase Right In the event that an Investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion, the Manager may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.

Litigation Repurchase Right In the event that an Investor brings any suit, legal action or proceeding involving any dispute against the Company, the Manager, in its sole discretion, may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.

Liquidity of Units There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors.

Exchange Act Disclosure The Company is not required to provide disclosure pursuant to the Exchange Act.

Risk Factors An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to register the Offering with the securities regulators in Washington DC and Virginia and such other state securities regulators as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this Offering in any jurisdiction that this Offering is not registered. This Offering is being conducted on a "best-efforts" basis, which means the co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, will attempt to sell the shares to prospective Investors without the use of an underwriter. We will not pay any commission or other remuneration to Messrs. Miller for these efforts. Messrs. Miller intend to utilize the Fundrise platform as part of their efforts in offering and selling the Units; however, Fundrise will not receive any commission or other remuneration for providing this service.

Summary Financial Information

Balance Sheet Data	**From inception April 20, 2012 to June 30, 2012 (unaudited)**
Cash and WIP	$205,955
Fixed Assets	$1,441,571
Other Assets	$91,151
Total Assets	**$1,738,677**
Current Liabilities	$4,776

Long-term Liabilities - Loans	$1,035,000
Total Liabilities	**$1,039,776**
Total Member Equity	**$698,901**
Total Liability and Equity	**$1,738,677**

Corporate Information

We are a Virginia limited liability company. We maintain principal executive offices at the office of our Manager, Fundrise Manager 906 H Street NE, LLC, at 7400 Beaufront Springs Drive, Suite 300, North Chesterfield, VA 23225. Our telephone number is (202) 584-0550 and our email address is support@fundrise.com.

RISK FACTORS

An investment in the Company carries risks, a number of which are set out below including those related to the Company, those related to the Offering, and those related to taxes. In addition to those risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential Investors should keep in mind other possible risks that could be important.

This is a speculative investment, and the value of your investment in the Company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment. You should only consider an investment in the Company after considering the following risks and consulting with your investment, legal, and tax advisors.

RISKS RELATED TO THE COMPANY'S BUSINESS

Manager's net loss and lack of revenue.

Since its inception through June 30, 2012, our Manager has recorded a net loss and has had no revenue. Such losses have been due to expenses related to start-up costs incurred as the Manager grew its business and established the Company. There can be no assurance that the Manager will generate significant revenues or be profitable in the future. If the Manager is not profitable, it may need to curtail or cease operations, or seek additional revenue through the sale of its Class A Membership Interests.

The Company may require additional capital and may be unable to obtain such capital on favorable terms or at all.

In the future, we may need to raise additional capital through the issuance of additional membership interests or securities convertible into membership interests. If we issue additional membership interests or convertible securities, our then-existing Interest Holders may face substantial dilution. In addition to diluting our then-existing Interest Holders, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and renovation or redevelopment of the Property. Equity interests in the subsidiaries of the Company planned to hold title to the Property may also be publicly or privately offered. Such offerings would have the effect of indirectly diluting members of the Company. Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on favorable terms or at all. The only cash immediately available to us is the cash in our bank account. Assuming that this Offering is fully subscribed and all 3,500 Units are sold, there will be an immediate increase in net tangible book value of approximately $3,000.00 (42.92%) to the Class A member (or approximately $4.79 per Class A Membership Unit), an immediate increase in net tangible book value of approximately $47,274.75 (6.83%) to the Class B members (or approximately $4.79 per Class B Membership Unit), and an immediate decrease in net tangible book value of approximately $100,274.75 (33.42%) to new Investors purchasing Units in the Offering (or approximately $28.65 per Class C Membership Unit).

The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives.

The Company has not established any minimum offering amount that must be raised to carry out the business objectives contemplated in the offering document. There is no assurance that the Company will raise sufficient funds to carry out its business objectives, including payment of offering expenses, provision for tenant allowance, establishment of debt service reserves, provision for other construction cost contingencies and other working capital needs.

The Company has no operating history, and the Manager has a lack of experience in developing projects similar to the Property.

The Company was recently organized and has no history of operations. The Company therefore should be considered a development stage company, and its operations will be subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate the Manager's ability to manage the Company's operations and achieve its goals or the likely performance of the Company. Prospective Investors should also consider that the Manager, the principals and its other affiliates have not previously developed a project similar to the Property, although the principals and other affiliates of the Manager have experience in acquiring, renovating, redeveloping, repositioning, operating and selling various real estate properties. No assurances can be given that the Company can operate profitably.

The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset.

The Property is planned to be the Company's principal asset. The prospects of the Company depend upon the Property maintaining its rental and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Property and its value. These include, but are not limited to:

- changes in the general economic climate and market conditions, those applicable to Washington, DC, or those applicable to the H Street NE Corridor;
- changes in the occupancy or rental rates of the Property or, for a property that requires new leasing activity, a failure to lease the Property in accordance with the projected leasing schedule;
- complications involving the renovation or redevelopment of the Property;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Property difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

Any one or more of the preceding factors could materially adversely affect the value of the Property. If the value of the Property were to decrease significantly, the Company may not be able to repay mortgages on the Property or obtain new financing to repay outstanding loans on favorable terms, if at all. Additionally, if the value of the Property were to decrease and the Company were to choose to sell the Property, liquidate and distribute its remaining assets after paying liabilities, you might not recover the amount of your investment, if you were to receive any funds at all.

The Property is currently vacant and we may not be able to find a tenant.

The Property is currently vacant. The Company may not be able to find a tenant willing to rent the Property on commercially reasonable terms or at all. If the Company is unable to secure a tenant for the Property, the Company may have no Cash Flow, may require additional capital to maintain the Property, and may be forced to find a tenant. If the Company cannot find a suitable tenant, in a reasonable amount of time or at all, it may not receive any revenues at all and it may be forced to use its existing assets to cover the costs for property operating costs, debt service, insurance, and real estate taxes.

If the Company is able to lease the Property, the Company's revenues, if any, will likely be derived from one tenant, and the loss of that tenant could leave the Company without revenues if a suitable replacement is not found.

All of the Company's projected revenues will likely be derived from one tenant, which the Company anticipates will fund all property operating costs, insurance and real estate taxes. If such tenant were to elect not to extend any lease or were to otherwise abandon the lease and no suitable replacement could be found, the Company would have no Cash Flow, could require additional capital to maintain the Property, and could be forced to find a replacement tenant. If the Company were unable to find a suitable replacement tenant, in a reasonable amount of time or at all, its revenues could decrease or it could not receive any revenues at all and it could be forced to cover the costs for property operating costs, insurance and real estate taxes.

The ability of any new business to continue as a going concern is uncertain, and a default by a tenant could result in the Property becoming vacant and difficult to re-lease.

The Property may be leased to a tenant operating a new business, and it is uncertain that such business will have the ability to continue as a going concern. In the event that a tenant defaults on a lease, the Property may become vacant, and we may be unable either to re-lease the Property for the rent due under the lease or to re-lease the Property without incurring additional expenditures relating to the Property. In addition, we could experience delays in enforcing our rights against, and collecting rents and other expenses due from the tenant. Finally, we may have to incur substantial expenditures in connection with any re-leasing, as the Property is expected to be specifically suited to a tenant. Any delay or substantial expenditures we experience in re-leasing the Property, or any difficulty in re-leasing the Property at acceptable rates, may reduce the cash available to make distributions to our stockholders.

If the Company decides to renovate or redevelop the Property, it may be unsuccessful.

The Company plans to renovate or redevelop the Property. The Company may be unsuccessful in its renovation or redevelopment efforts due to a variety of factors, including mismanagement, the poor selection of third-party contractors, an inability to raise the necessary capital to complete the renovation or redevelopment, changes in zoning laws and increases in construction costs. If the renovation or redevelopment effort is delayed, suffers significant cost increases, does not prove as valuable as projected or cannot be completed, the Company may become unprofitable or be forced to dispose of the Property for a price that is less than the Company's then outstanding liabilities.

The Company's investment is speculative.

Investing in real estate such as the Property involves an inherent exposure to fluctuations in the real estate market, including the availability of financing, increases in mortgage rates and borrowing rates and general economic conditions, and there is no assurance that the Company's investment strategy will be successful. The Property may not be easy to liquidate, and the Company may not be able to sell the Property at market value or at all if the Company determines that it is an appropriate time to sell the Property.

The Company has no operating history, and the Manager has a lack of experience in developing projects similar to the Property.

The Company was recently organized and has no history of operations. The Company therefore should be considered a development stage company, and its operations will be subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate the Manager's ability to manage the Company's operations and achieve its goals or the likely performance of the Company. Prospective Investors should also consider that the Manager, the principals and its other affiliates have not previously developed a project similar to the Property, although the principals and other affiliates of the Manager have experience in acquiring, renovating, redeveloping, repositioning, operating and selling various real estate properties. No assurances can be given that the Company can operate profitably.

The Company will face competition.

The Company will face competition from other persons leasing and developing land and property in the Washington, DC area, particularly within the H Street neighborhood where the Property is located and in surrounding areas. A lower number of competitors makes us vulnerable to competitors that act irrationally or are able to operate at zero or negative margins, have longer operating histories, more market experience or contacts, or greater financial resources than the Company. The Company may not be able to compete effectively.

The Company may face competition from the Manager.

The Company may also face competition from properties owned or controlled by affiliates of the Manager. Currently, affiliates of the Manager own property located at 1351 H Street NE, 1337 H Street NE, and at 1207 H Street NE, which is currently leased to AutoZone. If AutoZone were to vacate, it could result in affiliates of the Manager directly competing with the Property. Affiliates of the Manager may also acquire or lease other property in the same neighborhood as the Property.

The Company may be subject to the risks of leverage.

The Company has obtained a mortgage on all of the Property and is required to not exceed certain debt service coverage ratios and loan to value amounts. If its operations of the Property deviate in any material adverse respect from those projected, the Company may not have sufficient Cash Flow to service the required indebtedness as to a particular property. If the Company cannot do so, regardless of the cause, the Company will face a risk of forfeiture or foreclosure of its interest in the Property.

The Manager's liability will be limited.

Pursuant to the Operating Agreement, the Manager, the principals and its other affiliates will not be liable to the Company or any members for any damages, losses, liabilities or expenses (including reasonable legal fees, expenses and related charges and cost of investigation) unless one of those parties is guilty of gross misconduct, fraud or criminal activity. Thus, members will have limited recourse against those parties. The Operating Agreement also provides that the Company will indemnify, hold harmless and waive any claim against the Manager, the principals and its other affiliates, for any and all losses, damages, liability claims, causes of action, omissions, demands and expenses or any other act or failure to act arising from or out of the performance of their duties to the Company under the Operating Agreement or as a result of any action which the Manager is requested to take or refrained from taking by the Company unless such loss has arisen as a result of their gross misconduct, fraud, or criminal activity.

The Company may not be able to provide adequate insurance for the Property.

If the insurance market changes, or the Company needs to make claims on its insurance or for other factors affecting insurance rates, it may not be able to renew or find new insurance on acceptable terms, if at all. Failure to carry appropriate insurance could significantly increase the Company's liability in the event of torts or other actionable events occurring on the Property that affect tenants or third-parties thereon or could force the Company to cease leasing the Property.

The Company may never make distributions.

Payment of distributions and the amounts thereof will depend upon returns received by the Company on its investments. The Company may not operate profitably or be able to declare and pay any distributions to the Interest Holders, and you may not earn a positive return on your investment or receive a return of any or all of your investment.

You may be liable in certain circumstances for the repayment of distributions.

You are not personally liable for any debts or losses of the Company beyond the amount of your capital contributions and profits attributable thereto (if any) if the Company is otherwise unable to meet its obligations. However, you may be required to repay to the Company cash or in-kind distributions (including distributions on partial or complete redemption of Units and distributions deemed a return of capital) received by you to the extent of overpayments and to the extent such distribution made the Company insolvent at the time of the payment or the distribution.

The Company is not required to provide disclosure pursuant to the Securities Exchange Act of 1934.

The Company is not required to provide disclosure pursuant to the Exchange Act. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

Investors in this Offering will have no voting rights in the Company, managerial, contractual or other ability to influence the Company, or control over the Property.

Investors in Class C Membership Units will have no voting rights with respect to the Company, and will have no managerial, contractual or other ability to influence the Company's activities or operations of the Property. The shareholders lack of voting rights gives all control under the Operating Agreement to the Manager. The Manager's operation of the Company could materially and adversely affect the value of the Company and the returns realized by investors.

The Company does not maintain key man life insurance for the principals of the Manager.

The Company depends on the continued contributions of the principals of our Manager, Benjamin S. Miller and Daniel S. Miller, who handle all of the managerial responsibilities of the Company. We do not carry key person life insurance on either of their lives and the loss of services of either of these individuals could disrupt our operations and interfere with our ability to successfully develop the Property or compete with others.

RISKS RELATED TO THE OFFERING

The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment.

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or that the Units could be resold (if at all) at their original offering price.

Your investment is highly illiquid and the Company does not intend to offer any liquidity options.

There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors. Additionally, the Operating Agreement and Subscription Agreement contain restrictions on the transferability of the Units without the written consent of the Company and requires an opinion of counsel satisfactory to the Company that the transfer will not create adverse tax consequences and would not violate federal or state securities laws. Consequently, your ability to control the timing of the liquidation of your investment in the Company will be restricted and you may not be able to liquidate your investment. You should be prepared to hold your Units indefinitely.

The Company may exercise its right of repurchase with regard to the Units.

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. If the Company exercises this right, then you will no longer be Members of the Company. While the Company will be entitled to exercise this right of repurchase, it has not made any determination to exercise this right of repurchase as of the date hereof, and does not intend to exercise the right of repurchase for so long as the Company remains a going concern.

The Company may exercise its right of repurchase as a result of an Investor's personal conduct or litigation.

The Operating Agreement allows for the Company to exercise a right to repurchase all of the Units held by an Investor in the event that such Investor fails to conform its personal conduct to common and accepted standards of good citizenship, conducts itself in a way that reflects poorly upon the Company, or brings any suit, legal action or proceeding against the Company. If the Company exercises this right with regard to the Units held by you, then you will no longer be a Member of the Company.

Risks Related to the Investment Company Act of 1940.

The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended (the "1940 Act"). However, under certain conditions, changing circumstances or changes in the law, it may become subject to the 1940 Act in the future. Becoming subject to the 1940 Act could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration under the 1940 Act.

RISKS RELATED TO CERTAIN CONFLICTS OF INTEREST

There are conflicts of interest between the Company, the Manager and their affiliates.

Benjamin S. Miller and Daniel S. Miller are principals in the Manager which provides asset management and other services to and will receive fees from the Company at prevailing market rates. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts are described below. The Company, Manager and their affiliates will try to balance the Company's interest with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Interest Holders and the value of the Securities.

The interest of the Manager, the principals and its other affiliates may conflict with your interests.

The Operating Agreement provides the Manager with broad powers and authority which could result in one or more conflicts of interest between your interests and those of the Manager, the principals and its other affiliates. This risk is increased by the Manager being controlled by Daniel S. Miller and Benjamin S. Miller, brothers who anticipate participating directly or indirectly in the Offering and may own a substantial percentage of the Class C Membership Units upon completion of the Offering. Potential conflicts of interest include, but are not limited to, the following:

- the Manager, the principals and/or its other affiliates may acquire and operate other real estate projects for their own respective accounts, whether or not competitive with the Property;
- the Manager, the principals and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separate from the Company, and you will not be entitled to receive or share in any of the profits, return, fees or compensation from any other business owned and operated by the Manager, the principals and its other affiliates for their own benefit;
- the Company may engage the Manager or affiliates of the manager to perform services at prevailing market

rates. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis;

- the Manager, the principals and its other affiliates are not required to devote all of their time and efforts to the affairs of the Company; and
- the Company, the Manager, and the prospective Investors have not been represented by separate counsel in connection with the formation of the Company, the drafting of the Operating Agreement or the Subscription Agreement, or this Offering.

Certain affiliates of the Company may, from time to time, provide the Company with loans to pay third-party costs of the Property and some or all of the proceeds of this Offering or distributions could be used to repay such loans with interest.

The Company was party to an agreement to purchase the Property and closed on the purchase of the Property on June 5, 2012. In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest.

RISKS RELATED TO TAXES

There are various federal income tax risks associated with an investment in the Units. Some, but not all, of the various risks associated with the federal income tax aspects of the Offering of which prospective Investors should be aware are set forth below. The effect of certain tax consequences on an Interest Holder will depend, in part, on other items in the Investor's tax return. No attempt is made herein to discuss or evaluate the state or local tax effects on any prospective Investor. Each prospective Investor is urged to consult the prospective Investor's own tax advisor concerning the effects of federal, state and local income tax laws on an investment in the Units and on the prospective Investor's individual tax situation.

There are risks related to the Status of the Company for Federal income tax.

The Company has been organized as a limited liability company under the laws of the Commonwealth of Virginia. The Company does not intend to apply for a ruling from the Internal Revenue Service (the "IRS") that it will be treated as a partnership for federal income tax purposes, but the Company intends to file its tax returns as a partnership for federal income tax purposes.

Because the partnership will be doing business in the District of Columbia, it may have to file a tax return in and be subject to the payment of income tax in the District of Columbia pursuant to the DC unincorporated business franchise tax. Prospective Investors should recognize that many of the advantages and economic benefits of an investment in the Units depend upon the classification of the Company as a partnership (rather than as an association taxable as a corporation) for federal income tax purposes. A change in this classification would require the applicable Company to pay a corporate level tax on its income which would reduce cash available to fund distributions to Interest Holders or for internally funding growth of the Company, prevent the flow-through of tax benefits, if any, for use on Interest Holders' personal tax returns, and could require that distributions be treated as dividends, which together could materially reduce the yield from an investment in the Company. In addition, such a change in the Company's tax status during the life of the Company could be treated by the IRS as a taxable event, in which event the Interest Holders could have tax liability without receiving a cash distribution from the Company to enable them to pay such tax liability. The continued treatment of each Company as a partnership is dependent on present law and regulations, which are subject to change, and on the Company's ability to continue to satisfy a variety of criteria.

Interest Holders may have possible Federal income tax liability in excess of cash distributions.

The Manager believes that there is a reasonable basis to assume that the Company will be treated as a partnership for federal income tax purposes and will not be subject to federal income tax. Each Interest Holder will be taxed on the Interest Holder's allocable share of the Company's taxable income, regardless of whether the Company distributes cash to Interest Holders. An Interest Holder's allocable share of the Company's cash distribution is subject to federal income taxation only to the extent the amount of such distribution exceeds the Interest Holder's tax basis in the Interest Holder's interest at the time of the distribution. Additionally, distributions, which exceed the amount for which an Interest Holder is considered "at-risk" with respect to the activity, could cause a recapture of previous losses, if any. There is a risk that an Interest Holder may not have sufficient basis or amounts "at-risk" to prevent allocated amounts from being taxable. Prospective Investors should be aware that although the Company will use reasonable efforts to make distributions in an amount necessary to pay income tax at the highest effective individual income tax rate on Company's income, the federal income tax on an Interest Holder's allocable share of the Company's taxable income may exceed distributions to such Interest Holder.

Deductibility of employee's salaries and other fees may be challenged.

To be deductible, payments for services must be ordinary and necessary expenses of a trade or business, reasonable in amount, and for services performed during the taxable year in which paid or accrued (or for past, but not future, years' services). The IRS has stated publicly that the deduction of fees and syndication costs will receive close scrutiny when returns are audited. If the informational tax return filed annually for federal income tax purposes by a Company is audited, no assurance can be given as to what extent the deductions claimed for these fees will be allowed. Any disallowance by the IRS which is not successfully rebutted will have the effect of increasing the taxable income of an Interest Holder by decreasing the allowable deduction attributed to each Interest Holder for the year in question.

Tax auditing procedures will be under control of the manager.

Any audit of items of income, gain, loss or credits of a Company will be administered at the partnership level. The decisions made by the Manager with respect to such matters will be made in good faith, but may have an adverse effect upon the tax liabilities of the Interest Holders.

Changes in Federal income tax laws and policies may adversely affect Interest Holders.

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences described in this Offering Circular will not be changed in a manner which adversely affects the Units of Interest Holders.

Risks related to tax shelter - imposition of accuracy-related penalty on underpayments (Code Section 6662).

An Interest Holder who is an individual could be subject to the Internal Revenue Code Section 6662 understatement penalty, if the Interest Holder's federal income tax liability is understated by the greater of $5,000 or ten percent (10%) of the tax shown on the return. In the case of a corporation (other than an S corporation or a personal holding company), there is a substantial understatement of income tax for any taxable year if the amount of the understatement for the taxable year exceeds the lesser of (i) ten percent (10%) of the tax required to be shown on the return for the taxable year (or, if greater, $50,000), or (ii) $50,000,000. If applicable, the penalty is equal to twenty percent (25%) of the understatement.

The exceptions to the understatement penalty apply different standards based on whether the item giving rise to the tax understatement resulted from a "tax shelter." The term "tax shelter" is defined to include a partnership if a significant purpose of such partnership is the avoidance or evasion of federal income tax. The Manager believes that that there is a reasonable basis to assume that the Company should not be classified as a tax shelter for purposes of the understatement penalty. If a tax shelter does exist, the understatement penalty will not be reduced even with adequate disclosure on the Interest Holder's tax return.

Risks related to disclosure of "reportable transactions" and related penalties.

Pursuant to the regulations under Code section 6011, taxpayers are required to disclose with their tax return certain information for each "reportable transaction" in which the taxpayer participates. The disclosure is on Form 8886 Reportable Transaction Disclosure Statement filed with the taxpayer's income tax return for each year which the taxpayer participates in a reportable transaction, with a copy to the Office of Tax Shelter Analysis ("OTSA") in Washington, D.C. for the first taxable year for which the transaction is disclosed.

Reportable transactions fall into six categories: listed transactions (transactions that IRS has determined to be a tax avoidance transaction and identified by published guidance), confidential transactions, transactions with contractual protection, loss transactions, transactions with significant book-tax differences, and transactions involving a brief asset holding period.

Pursuant to Code Section 6111, each material advisor is required with respect to any reportable transaction to make a return of (i) information identifying and describing the transaction; (ii) information describing any potential tax benefits expected to result from the transaction; and (iii) other information as the Secretary may prescribe. A "material advisor" is defined as any person who (i) provides material aid, assistance or advice with respect to organizing, managing, promoting, selling, implementing, insuring or carrying out any reportable transaction; and (ii) directly or indirectly derives gross income in excess of $250,000 ($50,000 in cases involving a reportable transaction of which all of the tax benefits are provided to natural persons) or another amount as prescribed by the Internal Revenue Service.

A material advisor with respect to any reportable transaction is also required to maintain a list identifying each person with respect to whom the advisor acted as a material advisor with respect to the transaction.

Code Section 6662A - Imposition of Accuracy-Related Penalty on Understatements with Respect to Reportable Transactions, provides that a 20-percent accuracy-related penalty may be imposed on any reportable transaction understatement. In addition, a higher 30-percent penalty applies to a reportable transaction understatement if a taxpayer does not adequately disclose, in accordance with regulations prescribed under Code Section 6011, the relevant facts affecting the tax treatment of the item giving rise to the reportable transaction understatement.

Code Section 6707A - Penalty For Failure To Include Reportable Transaction Information With Return, imposes a penalty of $10,000 on natural persons who fail to include on any return or statement any information with respect to a reportable transaction that is required under Code section 6011. All other taxpayers are subject to a $50,000 penalty for the same type of violation. For failures with respect to listed transactions, the penalty is increased to $100,000 for natural persons and $200,000 for all other taxpayers.

These penalties are effectively automatic and apply even if there is no understatement of income.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE UNITS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTER(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON THE ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitled "The Company," "Risk Factors," "Business and Properties," "Offering Price Factors" and "Use of Proceeds," contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the Company, risk factors, plans and projections.

You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular and the documents that we reference in this Offering Circular and have filed with the Securities and Exchange Commission as exhibits to the Form 1-A of which this preliminary Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

The Company is a limited liability company formed in the Commonwealth of Virginia. The primary purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property, which consist of real estate located at 906-908 H Street NE in Washington, DC. The Property is an approximately 3,010 lot consisting of a 6,510 square-foot two-story masonry building.

The Company was party to an agreement to purchase the Property for $1,375,000 and closed on the purchase of the Property on June 5, 2012. In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest.

Due to its prime location in the H Street corridor's burgeoning entertainment zone, the Property offers renovation or redevelopment opportunities over the short-to-mid term. Although the Property is currently vacant, the Company believes the Property can be renovated or redeveloped into a 6,508 square foot restaurant. The Property is lot numbered Eight Hundred (800) in Square Nine Hundred and Thirty-Three (933).

Key Property Strengths

- Property is well-suited for a restaurant or entertainment venue
- Trolley line on H Street is under-construction and scheduled to open in 2013

Key Financial Highlights

- Projected 7.0% levered yield at stabilization, plus potential underlying real estate appreciation
- Growing local real estate market of H Street NE

Upon acquiring the Property, WestMill began working with an experienced architect and design team to create a prime retail space. The Property is well-positioned for renovation, with an adaptable façade and a deeper-than-usual lot, which can be turned into outdoor patio space.

The size and shape of the building make it suitable for a restaurant space. We estimate that it will take nine months to design, permit, and build-out the space, and that approximately $1,000,000 in building improvements (both hard and soft costs) will be necessary for renovation construction and leasing. The Company plans to market the Property for lease using an online platform, called Popularise.com, which seeks input from the local community on the potential uses and tenants for the Property. Once the Property secures a lease, an affiliate of the Manager will lead a renovation of the building, including a new façade, gutting the structure, and build-out (such as sprinklers, electrical, plumbing, roofing, and carpentry).

The Manager is currently in talks with several of the city's small businesses that are actively seeking space on H Street NE. Newly built-out retail/restaurant space on H Street leases for approximately $25 to $35 per square foot ("PSF") (see comparable rents in table below). Once the lease has been signed and the property has been stabilized. Management also expects appreciation in the H Street NE real estate market. Assuming an annual net lease payment of $180,000 per year, the levered yield at stabilization is projected to be approximately 7.0%. In addition to the direct income from a lease, Management anticipates the real estate property to appreciate. Historically, real estate has increased in value due to inflation and growth in the local neighborhood. With the public investment of Washington, DC's first trolley line and the construction of new residential housing on H Street, Management is optimistic about the appreciation in the H Street sub-market.

The following comparable net "asking" rents in Washington, DC, as of December 15th, 2011, are for currently vacant buildings in similar condition that are on the market and available for rent:

Location	Rentable SF	Proposed Use	Days on Market	Rent per SF
1380 H Street NE	4,000	Retail/Restaurant	120	$30
818 H Street NE	2,000	Retail/Restaurant	90	$28
510 H Street NE	2,400	Retail/Restaurant	N/A	$35

Source: Loopnet.com

While the H Street corridor is popular with nightlife and other themed drinking establishments, the Manager believes it is underserved for other uses, such as retail or full-service restaurants. The neighborhood is poised to experience a growth in new residents due to the imminent completion of the trolley and more than 1,000 residential units under construction or in planned unit development. As a result, the demand for restaurants and retail should increase.

The Property is currently encumbered by a mortgage whereby a first lien deed of trust secures a variable promissory note (the "Note") to City First Bank of DC, NA ("CFB") in the original principal amount of $1,635,000, of which approximately $865,000 was drawn down at purchase and the remaining $770,000 will be used for the redevelopment of the Property. The Note is guaranteed by Benjamin S. Miller and Daniel S. Miller. The loan is a variable rate loan from June 5, 2012 to December 5, 2013 at which time the Company must begin to make payments to loan principal at a 25-year amortization rate and 5.25% interest rate. The entire outstanding Note is due and payable on December 5, 2023. Beginning with the period commencing December 5, 2013, the Property shall support at all times a Debt Service Coverage Ratio ("DSCR") for the Property of not less than 1.20:1.00. If at any time the Property is not leased and occupied with a tenant paying rent or does not have an Acceptable DSCR, the Company shall have the option to post cash collateral equal to the amount of principal and interest due under the Note for the one year period.

The Company conducted a series of customary environmental tests and studies on the site prior to its acquisition of the Property on June 5, 2012. This assessment has revealed no evidence of recognized environmental conditions in connection with the property; however, the following item of environmental concern was identified which warrants mention:

> Based on the age of the building, the friable acoustical ceiling tiles and the non-friable resilient floor finish assemblies, wallboard assemblies, caulking, mastics, and roofing system components may contain asbestos. Since these materials are in good condition and the potential for fiber release is low, no further action is recommended at this time, other than maintaining the materials in good condition under an Asbestos Operations and Maintenance (O&M) Program. In the event that building maintenance, renovation, or demolition activities require the removal or disturbance of the suspect ACM, IVI recommends that they be characterized for asbestos by a material specific reliable method for detecting asbestos. All activities involving ACM should be conducted in accordance with governmental regulations.

The Company believes that while the Washington, DC retail real estate market has been strong over the last five years, there exists a gap for local operators in emerging markets, mainly due to a lack of traditional financing. The Company believes that these inefficiencies in the market provide opportunities for well-capitalized and creative Investors with an understanding of local real estate.

A fully leased and renovated Property offers an opportunity for current Cash Flow over the mid-term, while providing for long-term appreciation of the Property as H Street continues its emergent growth as one of the most rapidly transforming neighborhoods in Washington, DC.

The Company expects to sell or refinance the Property within three to five years of the date of this Offering.

Market Context

The Property is one of the remaining un-renovated parcels along the entertainment strip on the south side of H Street NE, between 13th and 14th Streets. H Street NE is a half-mile commercial district that is home to over 100 retail shops, a vibrant collection of new restaurants, clubs, coffee houses and diverse dining opportunities catering to DC's young professionals and long-term residents. H Street NE is a transforming new entertainment district in Washington, DC. In the last 5 years, more than 35 new restaurants have recently opened or are presently under construction.

H Street, NE is also an integral part of the Great Streets Initiative, an economic development project led by the District of Columbia to transform up-and-coming corridors into thriving neighborhood commercial districts. Over $65 million in new streetlights, curbs and sidewalks, trees and landscaping have been, and will be, invested in the H Street, NE corridor. The fruits of this investment are being realized today with the planning and construction of more than 1,000 residential units, building renovations, and storefront improvements that are breathing energy and excitement into this neighborhood bordered by Capitol Hill, Stanton Park and Downtown.

The H Street corridor will be the first streetcar line in the District's ambitious 37-mile, $1.5 billion streetcar network. Despite the political uncertainties surrounding the construction of the entire network, the H Street NE line is already under construction. The District Department of Transportation estimates the line will be completed in 2013.

Once completed, the streetcar line will run from near Union Station, a Metro and commuter train hub, along H Street NE to Benning Road and stop before the Anacostia River. The H Street Corridor will benefit from improved public transportation and the unique attraction of having the only trolley in the city.

Property Background

In 2003, the City of Washington adopted a plan for the revival of the corridor anchored by the Atlas Theater – a 1930s-style movie theater that had stood vacant since the 1968 riots. The refurbished, historic landmark now includes more than 59,000 square feet: four theatres, three dance studios, offices, dressing rooms, lobbies, cafe, and production and rehearsal space. As part of the renovation, the City's economic development plans embraced the creation of an arts and entertainment zone as a method of social and economic revitalization.

The Manager

Fundrise Manager 906 H Street NE Manager, LLC is the Company's Manager. The Manager is located at 7400 Beaufront Springs Drive, North Chesterfield, VA 23225 and has the telephone number (202) 584-0550. The members and managers of the Manager are Benjamin S. Miller and Daniel S. Miller.

The Manager is a development stage company that was formed on April 20, 2012, as a Virginia limited liability company. The sole purpose of the Manager is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located in Washington DC. The Manager has evaluated a number of potential properties for acquisition in Washington, DC and to date lead the successful acquisition of 906 H Street, NE. Otherwise, it has a limited operating history and has generated limited revenue.

The Manager's current fee schedule is as follows:

- Acquisition and/or Sale of the Property: 1% of the price of the Property
- Development: 5% of total development costs, including the acquisition of the Property, plus reimbursement for hourly staff time at a 3 times multiple of direct hourly wages
- Leasing of the Property: (A) 3% of base rent of initial term, and (B) 1% of base rent of renewal term
- Asset Management: 1% of the cash investment in the Property per year
- Financing: 1% of the amount of any refinancing of the Property
- Guaranty Fee (Non-Recourse): 1% of the principal amount of any non-recourse loan
- Guaranty Fee (Recourse): (A) 1% of the principal amount of any recourse loan, and (B) 1% of the full loan amount

WestMill will receive a 1% asset management fee. In addition, WestMill may perform other services outside the scope of the fee schedule set forth above, for which WestMill would receive fees at the prevailing market rate. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis.

The Manager is an affiliate of WestMill, a value-oriented real estate investment platform specializing in financing, development, leasing, and operations of retail and mixed-use Property in the greater Mid-Atlantic region. Leveraging the long history of its family business, Western Development Corporation—a premier mixed-use, retail development company in Washington, DC—WestMill focuses on acquiring and reinventing properties with untapped development potential. The Company has engaged WestMill for ongoing asset management. WestMill may receive fees at the prevailing market rate.

The Company has no employees and does not plan to hire any employees in the next twelve months.

Management of Property

The Property is currently vacant and the Company currently has no source of revenue. After acquiring the Property, the Company plans to either renovate or redevelop the Property. Following renovation or redevelopment, the Company's sole source of revenue is expected to come from a single tenant occupying the Property.

Management believes the following scenario is most likely for the Property:

Renovation and Lease: The Property could be renovated into a retail or restaurant venue. The size and shape of the building already fit the potential use with an estimated $1,000,000 of total development improvements necessary to convert the building. Recent comparable net rents are $25 to $35 per square foot annually.

The following table provides comparable net "asking" rents in Washington, DC, as of December 15, 2011. The examples in the table are currently vacant buildings in similar condition to the Property that are on the market and available for rent:

Location	Rentable SF	Proposed Use	Days on Market	Rent per SF
1380 H Street NE	4,000	Retail/Restaurant	120	$30
818 H Street NE	2,000	Retail/Restaurant	90	$28
510 H Street NE	2,400	Retail/Restaurant	N/A	$35

Source: Loopnet.com

The Property is located at 906-908 H Street, NE, specifically within the District of Columbia's designated neighborhood-serving retail shopping district for the H Street NE corridor. According to the District of Columbia's Office of Zoning:

> "The H Street Northeast Neighborhood Commercial Overlay District (HS) was established to provide use (commercial and residential), density, design, and planned unit development requirements for lots fronting on H Street, N.E. from 2nd Street to 15th Street, N.E. The overlay is broken up into geographical sub-districts. The purposes of the HS Overlay are to... encourage the clustering of uses into unique destination districts, specifically a housing district from 2nd Street to 7th Street, a neighborhood-serving retail shopping district from 7th Street to 12th Street, and an arts and entertainment district from 12th Street to 15th Street." (Source: District of Columbia's Office of Zoning at http://dcoz.dc.gov/info/overlay.shtm)

Within the arts and entertainment district there are a number of small buildings of 1,000 to 5,000 square feet competing for commercial tenants, such as restaurants, bars, retailers, and community services. These buildings provide unique storefronts and may be able to lease at a lower rates per square foot due to existing building conditions and acquisitions prices below replacement costs. On the other hand, many of these buildings are already leased to successful restaurants and bars, offering competition for neighborhood traffic and dining.

The closest major competitor along the H Street NE Corridor is 1348 H Street, NE, a 4,705–square-foot building located on the northern side of H Street, NE between 13th and 14th Street. While this property and others could potentially compete for tenants and financing if the Company redevelops 906-908 H Street, management views these developments as a benefit, bringing new residents, improved streetscape and street vitality, and overall urban renewal to the neighborhood.

Regulation

The Company's business practices and the Property are regulated by numerous federal, state and local authorities, including but not limited to the following:

U.S. State and Federal Securities Laws

The Class C Membership Units offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the US Securities and Exchange Commission (the "SEC"), and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The Class C Membership Units being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this offering. The offering and proposed sale of Class C Membership Units described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A, and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Environmental Regulations
Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Our failure to uncover and adequately protect against environmental issues in connection with the target purchase of real estate may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs.

Americans with Disabilities Act
Under the Americans with Disabilities Act (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. We believe that our Property are or will be in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA after completion of the redevelopment. In addition, we will continue to assess our compliance with the ADA and to make alterations to the Property as required.

Other Laws and Regulations
The Company is required to operate the Property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Property. It is also required to comply with labor laws and laws which prohibit unfair and deceptive business practices with consumers. The Property are also be subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning fair housing and real estate transactions in general. These laws may result in delays if the Property are re-developed. Additionally, these laws might cause the Company to incur substantial compliance and other costs. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on its ability to pay dividends to shareholders at historical levels or at all. The Company is currently registered as a foreign limited liability company in the District of Columbia. The Company may suffer adverse consequences if such registration was revoked or suspended.

USE OF PROCEEDS

The maximum gross proceeds to the Company from the sale of Units are $350,000, or such higher amount as may be accepted by the Company. The Company expects net proceeds after offering expenses of approximately $300,000. Expenses of the Offering are estimated to be approximately $50,000. Net proceeds generated from this Offering will be used (i) to provide pre-lease build-out and tenant allowance (ii) to create a contingency fund for renovation and interest reserve for the Property, and/or (iii) for working capital.

Management is currently marketing the space and intends to find an acceptable tenant for the Property and execute a lease. After executing a lease, Management expects its responsibilities to be funding initial buildout of the Property, including heating, ventilation, and air conditioning (HVAC), electrical, plumbing, and a new façade. Management has already arranged for the debt financing to fund such building improvements.

After performing the buildout, Management intends to turn over the Property to the tenant to complete the build-out, which will likely include fixtures, equipment, and furniture (FF&E), a kitchen, and other improvements necessary to open. The tenant buildout is expected to take between three to six months to complete.

The Timing and Use of Proceeds are projected to occur as follows:

Milestone Table

Milestone	**Method of Achievement**	**Projected Date**	**Estimated Cost of Completion**
Pre-lease Construction Build-out	Architectural plans and permits, construction of cold dark shell and event space	Sept – Nov 2012	$275,000
Executed Lease	Market space, negotiate lease, design and scope cost for build out	Feb 2013	$15,000
Tenant's Rent Commencement	Grand Opening	November 2013	$10,000

All subscription funds that are accepted shall be deposited directly into a segregated bank account owned by the Company at its bank, CFB. Subscription funds placed in the Company's account may only be accepted by the Company in accordance with the Subscription Agreement between the Company and each subscriber of Units (attached as Exhibit 4). The Company may return any funds it receives if it decides that it will not accept an Investor's subscription for Units. Additionally, the Company may reduce the size of a subscription or only partially fulfill a subscription with the unfulfilled portion still held in its bank account if fulfilling the full subscription amount would cause it to make a distribution in excess of $350,000. If the Offering is over-subscribed, no additional funds over $350,000 will be accepted. While the Units are not offered on an "all or none" basis, this Offering shall terminate on the date that the maximum amount of $350,000 is raised, or, if an amount less than $350,000 is raised, upon the earlier of (1) one year after the effective date of the Offering Circular or (2) a date prior that is so determined by the Manager (the "Offering Period").

As illustrated in the table below, net proceeds of this Offering will be used to establish a development reserve for the Company in anticipation of future development of the Property. The development reserve will consist of monies that are placed in a reserve account at a major bank.

Use of Proceeds of this Offering:

	If Maximum Sold Amount	**Order of Priority If The Maximum is Raised**	**Order of Priority If Less Than Maximum is Raised**	**As a % of the Total Offering**
	%	**(1 being the highest; 6 being the lowest)**	**(1 being the highest; 6 being the lowest)**	
Total Proceeds:	$350,000			100.00%
Less Offering Expenses:	10%			
Legal & Accounting(1)	$45,000	2	2	12.86%
Blue Sky Fees(1)	$5,000	1	1	1.43%
Net Proceeds from Offering:	$300,000			
Use of Net Proceeds:				
Pre-lease build-out/Tenant allowance	$275,000	3	3	78.57%
Contingency fund renovation and debt service reserve	$10,000	4	4	2.86%
Legal Fees and other Working Capital for the Property	$15,000	5	5	4.28%
Total Use of Net Proceeds:	$300,000			85.71%

(1) The numbers reflected in this item are estimates.

DETERMINATION OF THE OFFERING PRICE

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or could be resold (if at all) at their original offering price.

DILUTION

Our net tangible book value as of June 30, 2012 is approximately $698,901. Net tangible book value per Unit is determined by dividing our total tangible assets, less total liabilities, by the membership interests outstanding. Dilution in net tangible book value per percentage interest represents the difference between the amount per percentage interest paid by purchasers of the Units in this Offering and the net tangible book value per percentage interest immediately after this Offering.

After giving effect to the sale of 3,500 Units (representing 25.00% of the membership interests outstanding) in this Offering at the offering price of $100 per Unit, and after deducting the estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2012 would be approximately $998,901, or $71.35 per membership interest. This represents an immediate increase in net tangible book value of approximately $3,000.00 (42.92%) to the Class A member (or approximately $4.79 per Class A Membership Unit), an immediate increase in net tangible book value of approximately $47,274.75 (6.83%) to the Class B member (or approximately $4.79 per Class B Membership Unit), and an immediate decrease in net tangible book value of approximately $100,274.75 (33.42%) to new Investors purchasing Units in the Offering (or approximately $28.65 per Class C Membership Unit).

Current Total Stockholders Equity	$698,901.00
Current Class A Stockholder Equity	$6,989.01
Current Class B Stockholder Equity	$691,911.00
Units outstanding prior to offering	10,500

Book value per share	$66.56
Proceeds after offering expenses	$300,000.00
Current Total Stockholders Equity	$698,901.00
Adjusted net tangible book value	$998,901.00
Class A number of shares	140
Class B number of shares	10,360
Class C number of shares	3,500
Number of Shares	14,000
Book value per Class A Unit	$71.35
Book value per Class B Unit	$71.35
Book value per Class C Unit	$71.35
Book value to the Class A Member	$9,989.01
Book value to the Class B Members	$739,186.74
Book value to the Class C Members	$249,725.25
Increase per Class A Unit	$4.79
Increase per Class B Unit	$4.79
Dilution per Class C Unit	$28.65
Increase in book value for Class A	$3,000.00
Increase in book value for Class B	$47,274.75
Decrease in book value for Class C	$100,274.75

The above discussion and calculations are based on (i) Class A Membership Units and Class B Membership Units representing 100% of the issued and outstanding membership interests of the Company as of the date of this Offering Circular, and (ii) Class A Membership Units, Class B Membership Units and Class C Membership Units representing 1.00%, 74.00% and 25.00%, respectively, of the issued and outstanding membership interests of the Company following the Offering. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to Interest Holders.

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent balance sheet date. The table is not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings.

The historical data in the table is derived from and should be read in conjunction with our financial statements for the period from our inception until June 30, 2012, included in this Offering Circular. You should also read this table in conjunction with the "Use of Proceeds" section and the section entitled "Management Discussion & Analysis of Results of Operation."

Debt:	
Note Payable	$1,035,000
Member equity:	
All Membership Units	$ 698,901

Total Capitalization: $1,733,901

DISTRIBUTIONS

The following is a description of the material terms of the Offering relating to distributions to all members of the Company including Investors as described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as Exhibit 3 to this Offering Circular. Prospective Investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective Investors should read the sections entitled "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

We do not intend to make any cash distributions to Investors until such time as we have made payment of all liabilities, including, without limitation, the replenishment or creation of additional cash reserves. Due to the inherent risk of real estate management and development, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

The term "Cash Flow," as defined in the Company's Operating Agreement attached as Exhibit 3, means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses, including fees due to the Manager, and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Manager; and in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question, including fees due to the Manager, or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

All Cash Flow will be distributed and applied by the Company in the following order of priority (i) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; then (ii) to the payment, on a *pro-rata* and *pari passu* basis, of any outstanding principal amount of any loan made by any Interest Holder; then (iii) to the Interest Holders, *pro-rata* and *pari passu* in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Interest Holders; then (iv) to the Interest Holders on a *pari passu* basis in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been reduced to zero; then (v) finally, and on a *pari passu* basis, (a) seventy percent (70%) of any remaining Cash Flow shall be distributed to the Class B Members and the Class C Members, *pro rata* and *pari passu*, in proportion to their relative percentage interests, without regard to the percentage interest held by the Class A Member, and (b) thirty percent (30%) of any remaining Cash Flow shall be distributed to the Class A Member.

Recoupment of Member Loans
If any member, including an Investor, had provided funds to the Company on behalf of another member pursuant to a capital call by the Manager, then such loan shall bear interest at 15% per annum. We intend to make cash distributions to the lending member(s) from Cash Flow distributable to the non-contributing member(s). Such distributions are to be made only after the payment of the Company's debts and liabilities and each member's Preferred Return.

Recoupment of Investments
After the payment of debts and liabilities, the Preferred Return and principal and interest of member loans, we intend to make cash distributions to all Interest Holders until their total investments shall have been fully repaid. Distributions will be made *pari passu* based on an Interest Holder's percentage interest.

<u>Preferred Return</u>
Investors who make capital contributions to the Company are entitled to a return on investment calculated at the rate

of 10%, compounded monthly (the "Preferred Return") on such Capital Contributions commencing to accrue on the date each Capital Contribution is made until such Capital Contribution is repaid or returned in full.

Distribution of Profits
Following the Offering, and subject to possible dilution, Class C members in aggregate will be entitled to a share of all distributions of Cash Flow if any such distributions are available after the payment of debts and liabilities, principal and interest of member loans and adjusted capital balances are distributed.

The Company has issued no options or warrants, but Management received a carried interest in the Company through the Class A Member's 30% share of Cash Flow. Once Investors have received a 10% preferred return and a return of their Capital Contribution, the Class A Member is entitled to 30% of the Cash Flow thereafter.

Distributions of Cash Flow, if any, for each class of the Company's membership interests following this Offering, assuming that all 3,500 Units are sold.

Member	Class of Membership Interest	% of Distribution of Cash Flow Before Offering	% of Distribution of Cash Flow After Offering
Fundrise Manager 906 H Street NE, LLC	A	30	30
Class B investors	B	70	52.32*
Purchasers in this Offering	C	0	17.68*

**Subject to possible dilution*

Dissolution or Liquidation Distribution
If the Company is dissolved or liquidated, the assets of the Company shall be distributed to the Interest Holders using the same method for distributions of Cash Flow.

MANAGEMENT'S DISCUSSION AND ANALYSIS FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with (i) our financial statements and (ii) the section entitled "Description of the Company's Business," included in this Offering Circular. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

Overview

The primary purpose of the Company is to acquire, own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. The Company closed on the purchase of the Property for $1,375,000 on June 5, 2012, with additional settlement costs of $137,848.44 and estimated redevelopment costs of $1,000,000. The beneficial owner of our Class A Membership Units, and Manager of the Company, is the Fundrise Manager 906 H Street NE LLC. Since inception, the Fundrise 906 H Street NE, LLC has raised $700,000 (the "Initial Capital Contributions") in exchange for the Class B membership units it received. The Company plans to use a portion of the Initial Capital Contributions and will use the available proceeds of a senior secured loan from CFB of $1,635,000 to redevelop the Property. The loan is personally guaranteed by Benjamin S. Miller and Daniel S. Miller.

Benjamin S. Miller and Daniel S. Miller also co-manage the Fundrise Manager 906 H Street NE LLC, as well as Fundrise LLC, Popularise LLC, and WestMill Capital Partners LLC (see organizational chart below). Through entities that they control, Benjamin and Daniel Miller intend to enter into related party agreements in the future where significant conflicts of interest may exist. The interests of our Manager, Fundrise Manager 906 H Street NE LLC, and its co-managers could result in decisions adverse to the Company's members and their decisions may negatively impact the value of your investment. Our Manager's co-managers may earn income from related party transactions while our Investors may lose their entire investment. See "Risks Related to Certain Conflicts of Interest."


Affiliated Entities
Benjamin Miller (50%)
Daniel Miller (50%)
Partners LLC
Benjamin Miller (50%)
Daniel Miller (50%)
Benjamin Miller (50%)
Daniel Miller (50%)
Benjamin Miller (50%)
Daniel Miller (50%)
H Street NE LLC
Class A Member (1%)
Class B Members (99%)
The Company

Plan of Operation

We are a startup, development stage Company that has had no revenues. We closed on the purchase of the property on June 5, 2012, and the Property is currently vacant.

The Company has entered into a loan with CFB. The Note expires on December 5, 2023. There are no assurances that CFB will extend the loan or that another lender will provide a new loan. If a loan from CFB is not available, the Company could raise the additional capital in a follow-on offering or borrow the necessary funds from another party, such as from management or the Company's members.

Following its acquisition of the Property, the Company plans to renovate or redevelop the Property. In connection with the renovation or redevelopment of the Property, the Company plans to employ community-based design by allowing residents of the community in which the Property sits to provide input on the ultimate design and use of the Property.

Capital Resources and Liquidity

Since the Company's inception, the Company raised funds by accepting capital contributions from the Class A and Class B members. This money will be utilized for certain start-up costs, ongoing operating capital, and the renovation or redevelopment of the Property.

As of June 30, 2012, we had Total Assets of $1,738,677 and Total Liabilities of $1,039,776. Also on this date, we had $203,120 in Cash. As of the date of this Offering Circular, the current funds available to the Company will not be sufficient to fund the expenses related to this Offering, but, our Class A member will make capital contributions required to fund the offering expenses if no other proceeds are obtained by the Company. However, there is no contract or written agreement in place for such funds with our Class A member or its beneficial owners. Pursuant to the Section titled "Use of Proceeds," if the Company is unable to raise enough funds to cover expenses related to this Offering, it will not be able to establish a development contingency reserve for the Company in anticipation of future development of the Property, pay certain legal fees in connection with the ongoing filings for the Property.

Currently, Fundrise Manager 906 H Street NE, LLC serves as the asset manager of the Property and charges the Company a fee of 1% of invested capital for such services. Over the next 12 months, the Manager may demand regular reimbursement of certain expenses related to the asset management services, such as for third-party accounting and audits, which might be in excess of $11,000 annually.

Financings

In the future, we may need to raise additional capital through the issuance of additional membership interest. If we issue additional membership interests, our then-existing members may face substantial dilution. In addition to diluting our then-existing members, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and development of the Property.

Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on commercially reasonable terms or at all. The only cash immediately available to us is the cash in our bank account.

Quantitative and Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk which we expect to be exposed to in the future is interest rate risk. We may be exposed to interest rate changes primarily as a result of any debt we may incur. We expect that some of our future debt may have variable interest rates. We may use interest rate caps to manage our interest rate risk relating to our variable rate debt. While our Note has a variable interest rate, at property stabilization the Company will fix the interest rate for approximately 108 months thereafter.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT

Benjamin S. Miller and Daniel S. Miller are beneficial owners of all of the membership interests of our Manager, Fundrise Manager 906 H Street NE, LLC, and are its co-managers. As co-managers, they are to make all decisions with regard to the operation of our Manager. See the "The Manager," which appears in the section entitled "Description of the Company's Business." Benjamin S. Miller and Daniel S. Miller are brothers.

Brandon T. Jenkins is the Director of Real Estate of our Manager. As Director of Real Estate, he provides insight into decisions with regard to acquisition, project management, and leasing strategies of our Manager.

Biographies

Benjamin S. Miller, member and co-manager of Fundrise Manager 906 H Street NE, LLC since its inception in April of 2012, and, since October 2010, has been Managing Partner of WestMill Capital Partners, a real estate development company focused in the Mid-Atlantic. In December 2011, Ben started and manages Popularise LLC, a real estate crowdsourcing website. Prior to WestMill Capital, Ben was President of Western Development Corporation from 2007 to 2010, after joining the company in early 2003 as a board advisor and then as COO in

2005. Western Development Corp. is one of the largest retail, mixed-use development companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1,500,000 square feet of property, including more than $300,000,000 of real estate acquisition and financing.

In 2001, Ben also was co-founder and a Managing Partner of US Nordic Ventures, a private equity and operating company that partners with Scandinavian green building firms to penetrate the US market. Ben continues to be actively involved in US Nordic Ventures as a managing partner. In 2001, US Nordic Ventures started a subsidiary, called US Nordiclean, a green technology company in the commercial kitchen industry. Ben is responsible for oversight of Nordiclean as its technology is installed in commercial kitchens across the country. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Daniel S. Miller, member and co-manager of Fundrise Manager 906 H Street NE LLC since its inception in April of 2012, is a founding partner of WestMill Capital Partners, a real estate development company focused in the Mid-Atlantic, and Managing Partner since October 2010. In December 2011, Daniel started Popularise LLC, a real estate crowdsourcing website. Previously, Daniel worked as an Analyst for Credit Suisse's Real Estate Private Fund Group, assisting in the fundraising of a $1 billion China-only real estate fund, during the summer of 2008. Daniel was Assistant Project Manager for Western Development Corporation during the summer of 2005, working on the acquisition and redevelopment plan of Towson Commons, a 250,000 square foot Class A office and retail complex in Towson, Maryland. Daniel has an MBA and a Bachelor of Science from the University of Pennsylvania's Wharton School of Business.

Brandon T. Jenkins has served as the Director of Real Estate for WestMill Capital Partners since April 2011. He is responsible for the leasing and project management of the property located at 1351 H Street NE, as well as other properties managed by WestMill Capital Partners. Before joining WestMill Capital Partners, Brandon spent 2.5 years (October 2008 to March 2011) as a licensed real estate agent and advisor at Marcus & Millichap Real Estate Investment Services, the nation's largest real estate investment brokerage firm. As a specialist in the greater Washington, DC metro market, Brandon focused on urban retail and mixed-use projects, assisting both institutional and private clients in the acquisition and disposition of properties ranging from multi-million dollar mixed-use developments to single-tenant net-leased assets. From July 2007 to December 2007 Brandon worked for the Westfield Shopping Centers Group in their Mid-Atlantic office where he spent time assisting in the planning and redevelopment of Westfield Montgomery (Montgomery County, MD) as well as assisting in the management of Westfield Wheaton (Wheaton, MD) where his day to day activities included lease management and new tenant build-out. Brandon also spent May 2007 to July 2007 interning as an assistant to the Legislative Director for Economic Policy in the office of United States Senator Dianne Feinstein, conducting research and drafting policy memos on the subprime mortgage crisis and predatory lending practices. He received his B.A. in Public Policy and Economics from Duke University in May of 2008.

Neither the Company nor Fundrise Manager 906 H Street NE Manager, LLC have key man life insurance policies on any of the above principals or key personnel.

Although the principals and other affiliates of the Manager have experience in acquiring, developing, repositioning, operating and selling various real estate property, the principals and its other affiliates have not previously developed a project similar to the Property. No assurances can be given that the Company can operate profitably.

There has never been a petition under the Bankruptcy Act or any State insolvency law filed by or against the Company, Fundrise 906 H Street NE, LLC or their principals or other key personnel. Additionally, there has never been a receiver, fiscal agent or similar officer appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Executive Compensation

Benjamin S. Miller and Daniel S. Miller control our Manager, and any compensation paid to them for providing services will be paid by the Manager out of any compensation paid to the Manager.

Employment Agreements

We have no employment agreements with any of our Manager's managers or with any key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Currently, the Company's Class A member and Class B members own 1% and 99%, respectively, of the issued and outstanding membership interests of the Company. Following this Offering, assuming all the Units are sold, the aggregate percentage of all membership interests to be held by Class C members *pro-rata* will be 25.00%.

The following table sets forth certain information regarding beneficial ownership 10% or more of all equity securities of the Company as of June 30, 2012 and after this Offering if the Maximum Offering is sold:

			Before Offering			After Offering		
Member	**Class of Member Interest**	**Average Price Per Member Interest or Unit**	**% of Class of Member Interests**	**% of All Member Interests**	**Number of Units**	**% of Class of Member Interests**	**Number of Units**	**% of All Member Interests**
Class A	A(1)	$100	100	1.00	140	100	140	1.00
Class B	B(2)	$100	100	99.00	10,360	100	10,360	75.00(3)
Purchasers of this Offering	C(3)	$100	0	0	0	100	3,500	25.00(3)

(1) Securities with voting rights.
(2) Securities with no voting rights.
(3) Subject to potential dilution if additional equity interests are issued.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Manager, Benjamin S. Miller and Daniel S. Miller have other relationships that may create disincentives to act in the best interest of the Company and its Investors. The Manager has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members or their respective affiliates. Further, under the Operating Agreement, members waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such waiver, may be implied by law.

The Company has not formally adopted any conflicts of interest policy. However, in engaging its affiliates, such as WestMill, any fees paid must be at the prevailing market rates. Prevailing market rates are determined by

Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis. See the section entitled "Risk Factors -- Risks Related to Certain Conflicts of Interest" for a further discussion of potential conflicts of interest between the Company, the Manager and their affiliates.

Relationship of the Managers of Our Manager

Fundrise Manager 906 H Street NE, LLC is the Manager of the Company and the Class A Member.

The co-managers of Fundrise Manager 906 H Street NE, LLC, Benjamin S. Miller and Daniel S. Miller, are brothers. Each is beneficial owner of 50% of our Manager's membership interests and together have the exclusive right to run the day-to-day and other affairs of the Manager and to act as agent for and on behalf of the Manager. As the Manager's members, Benjamin and Daniel Miller unanimously appointed themselves co-managers of our Manager. The Manager receives fees from the Company as described in this Offering Circular.

WestMill Capital Partners LLC ("WestMill") is owned by Benjamin Miller and Daniel Miller. Benjamin S. Miller and Daniel S. Miller each own 50% of WestMill. The Company has engaged WestMill for development, leasing, and asset management. No compensation is or will be paid directly to either Benjamin S. Miller or Daniel S. Miller. The Company has engaged WestMill as developer, which will receive a 5% development fee pro-rated over the development period, equaling approximately $8,091.25 per month. The Company has also engaged WestMill for leasing, which will receive a 3% commission on the base lease of the initial term, and a 1% commission on the base lease of the renewal term (the amount of which will depends on and is contingent upon a successfully executed lease). WestMill performs all asset management responsibilities, receiving 1% of invested capital, currently $970.92 per month. At the closing of the Property in June, WestMill received a 1% acquisition fee of $13,750, a 1% financing fee of $16,350, and a 1% guaranty fee of $16,350. WestMill may take a 1% sales fee on the sales price of the Property, which will be calculated when the Property is sold.

Benjamin S. Miller and Daniel S. Miller also each own 50% of Fundrise, LLC ("Fundrise"). The Company intends to engage Fundrise as its online platform for this Offering. Fundrise will not charge any fees to the Company in connection with this Offering.

The business is highly dependent on the services of Benjamin S. Miller and Daniel S. Miller.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The website is owned and operated by Fundrise, LLC. In exchange for providing the portal and information management tool, Fundrise or its assigns, who shall also be an affiliate of the Company, shall not receive any fee or commission.

Manager as Member

Our Manager, Fundrise Manager 906 H Street NE LLC, owns 100% of the Company's Class A Membership Units. The Manager, as the sole holder of the Class A Membership Units, also possesses sole voting and management power over the Company. See the section entitled "Distributions."

The Manager and/or one or more of its affiliates, including WestMill, Benjamin S. Miller and/or Daniel S. Miller may participate in the Offering on the same terms as other Investors.

Affiliate Loans

The Company was party to an agreement to purchase the Property and closed on the purchase of the Property on June 5, 2012. In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest.

Lack of Separate Representation

The Company, Fundrise 906 H Street NE, and the Manager, Fundrise Manager 906 H Street NE, are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Manager and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent the Investors, and no other counsel or professionals have been retained to represent the interests of the Investors.

DESCRIPTION OF UNITS AND SUMMARY OF OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing limited liability company membership interests in the Company. Holders of Units will have the rights and be subject to the obligations as Class C members described in the Company's Operating Agreement, a copy of which is attached as Exhibit 2. See the "Principal Members" section for a detailed analysis of the Company's membership structure before and after this Offering and on a fully-diluted basis subsequent to this Offering.

Class C members have no rights to contribute to, direct or vote on any matter concerning the Company and the management of the Company's affairs, including whether or not the Company should dissolve. The Class C Membership Units grant the holder the right to receive distributions as set forth in the Operating Agreement. See the section entitled "Distributions."

The Units may not be transferred except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A member to a person or entity that is not a Member or Interest Holder. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

Description of the Operating Agreement of the Company

The following is a summary of the material provisions of the Operating Agreement of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the laws of the Commonwealth of Virginia and the entire Operating Agreement, which is attached as Exhibit 2. All capitalized terms appearing in this section entitled "Description of the Operating Agreement of the Company" shall have meanings set forth in the Operating Agreement.

General
Currently, all of the Company's operations are conducted through, our Class A member, Fundrise Manager 906 H Street NE, LLC, in its capacity as Manager. The Manager currently owns 100% of the Class A Membership Units, which is equal to 1% of all membership interests outstanding, or its "Percentage." The Company currently has 10,360 Class B Membership Units and no Class C Membership Units outstanding.

Purposes, Business and Management
The Company was organized to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of real estate, directly or indirectly, and to engage in any and all lawful businesses not specifically stated in the Operating Agreement. Without the written consent of the Class A member, the Company will not engage in any business other than the ownership, renovation, redevelopment, management and operation of the Property.

Management, Voting and Governance
Except as otherwise provided in the Operating Agreement, all powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) manager (who may, but need not,

be a member), who shall be selected by the Class A member. The manager will have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. The manager may be removed from office, and a new manager may be elected or appointed, solely by the Class A member. Neither the Class B members nor the Class C members will have voting rights or governance rights. As respects the members, all voting rights and governance rights of the members will be held solely by the Class A member. Whenever the Operating Agreement or law calls for or requires a vote of the members of the Company, such vote will in all cases mean and refer to the vote of the Class A member.

Additional Funds

In the event the Company needs additional funds, the Manager will first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties. In the event that all required additional capital is not obtained by the Company, if required by the Manager, then the members shall be required, on a *pro-rata* basis, to make additional capital contributions to the Company (the "Required Amount"). In the event any member fails to fund its proportionate amount of the Required Amount, then the other members may (but shall not be required to) contribute such capital on behalf of the defaulting member (if more than one such other member desires to make such contribution, they shall do so in proportion to their percentages). Such capital shall be deemed a loan from the contributing member(s) to the defaulting member bearing interest at most of fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing member(s) from the available distributions of Cash Flow to the defaulting member (before any distributions are made to the defaulting member).

Preferred Return

Investors who make capital contributions to the Company are entitled to a return on investment calculated at the rate of 10%, compounded monthly (the "Preferred Return") on such Capital Contributions commencing to accrue on the date each Capital Contribution is made until such Capital Contribution is repaid or returned in full.

Distributions of Cash Flow and Liquidation of Assets

All Cash Flow will be distributed and applied by the Company in the following order of priority: (i) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; then (ii) to the payment, on a *pro-rata* and *pari passu* basis, of any outstanding principal amount of any loan made by any Interest Holder; then (iii) to the Interest Holders, *pro-rata* and *pari passu* in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Interest Holders; then (iv) to the Interest Holders on a *pari passu* basis in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been reduced to zero; then (v) finally, and on a *pari passu* basis, (a) seventy percent (70%) of any remaining Cash Flow shall be distributed to the Class B Members and the Class C Members, *pro rata* and *pari passu*, in proportion to their relative percentage interests, without regard to the percentage interest held by the Class A Member, and (b) thirty percent (30%) of any remaining Cash Flow shall be distributed to the Class A Member.

Allocation of Profits and Losses

After giving effect to the allocations and/or adjustments required by the Operating Agreement, profits and losses for any fiscal year shall be allocated as follows:

Profits shall be allocated: (i) first, to each Interest Holder which has previously been allocated losses which have not been fully offset by allocations of profits ("Unrecovered Losses") until the cumulative amount of profits allocated to each such Interest Holder is equal to the cumulative amount of losses which have been allocated to such Interest Holder (allocated to the Interest Holders in proportion to their respective Unrecovered Losses); (ii) second, to the Interest Holders proportionate to their percentages.

Losses will be allocated to the Interest Holders (i) first, in accordance with their positive capital account balances, on a *pro-rata* basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their percentages.

Exculpation and Indemnification of Manager

The Operating Agreement generally provides that no member will have any personal obligation for any debts, obligations or liabilities of the Company and that no member will be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the members, except if the member engaged in gross misconduct, fraud, or criminal activity. The Company will indemnify each member to the fullest extent permitted by law for any act performed by the member with respect to Company matters, except in the case of action or failure to act by a member which constitutes gross misconduct, fraud, or criminal activity.

Power of Attorney
Each member appoints the Manager as the member's true and lawful attorney-in-fact to execute all documents, including the amendments to the Operating Agreement and all documents required to dissolve and terminate the Company and to cancel its Certificate of Formation.

Restrictions on Transfer
The Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights. The Operating Agreement also provides for drag-along rights.

Dilution of Members
In the event the Manager elects to admit a person as a new member in the Company, the percentage interest of all of the Class B members and Class C members shall be diluted on a *pro-rata* basis in order to provide percentage interests to the new member; provided that the percentage interest of the Class A member shall never be diluted below one percent (1%). The Manager shall be permitted to solely determine the terms and conditions upon which to admit a person as a new member in the Company.

General Right of Repurchase
The Operating Agreement provides that the Company may elect to repurchase all, but not less than all, of the Units of the Company at any time. In the event that the Company elects to repurchase all of the Units, the purchase price will be determined by an outside, independent appraiser appointed by the Manager. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units.

Personal Conduct Repurchase Right
The Operating Agreement provides that the Company may elect to repurchase, at book value, all of the Units of an Investor in the event that such Investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion. The purchase price will be payable to the Investor in a single payment, with the payment becoming due fifteen (15) business days following the date on which the Company provides notice to the Investor of its decision to repurchase the Units.

Litigation Repurchase Right
The Operating Agreement provides that the Company may elect to repurchase, at book value, all of the Units of an Investor in the event that such Investor brings any suit, legal action or proceeding against the Company. The purchase price will be payable to the Investor in a single payment, with the payment becoming due fifteen (15) business days following the date on which the Company provides notice to the Investor of its decision to repurchase the Units.

Amendment of the Operating Agreement by Manager
The Operating Agreement may be modified or amended (i) with the consent of the Class A member and a majority of the Class B members, or (ii) solely by the Class A member, provided that, except with respect to certain

modifications set forth in the Operating Agreement, any such amendment solely by the Class A member may not materially and adversely affect (1) the rights and obligations of the members or (2) the economic terms of the Operating Agreement (except if all members are treated the same on a proportionate basis).

Books, Records and Accounting

The Manager will keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. These books and records will be maintained in accordance with generally accepted accounting principles and practices and will be available at the Company's principal office for inspection and copying by any member at any and all reasonable times during normal business hours at such member's expense. Within ninety (90) days after the end of each taxable year of the Company, the Manager will cause to be sent to each person who was a member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Interest Holder's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Interest Holders accordingly. At the request of any member, and at the member's expense, the members will cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the member.

Waiver of Fiduciary Duties

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the members or their respective affiliates. Further, under the Operating Agreement, the members waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such waiver, may be implied by law.

Dissolution

The Class A member may dissolve the Company at any time without the consent of the Class B or Class C members. Upon dissolution of the Company, the Manager shall wind up the Company's affairs.

PLAN OF DISTRIBUTION

The Units to be offered in connection with this Offering shall be offered by the Manager, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this Offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use Fundrise.com as an online portal and information management tool in connection with the Offering. Fundrise.com is owned and operated by Fundrise, LLC, an affiliate of the Manager and the Company. In exchange for providing the portal and information management tool, Fundrise, LLC or its assigns, who shall also be an affiliate of the Company, shall not receive any fee or commission.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire, and Form W-9 information to Fundrise Manager 906 H Street NE Manager, LLC and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package attached as Exhibit 4.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Units involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in Washington DC and Virginia securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states.

The investing section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Units will be recorded and maintained on the Company's membership register.

Limitations on Transferability

The Company's Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights.

No Escrow

The proceeds of this Offering will not be escrowed.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest.

LEGAL MATTERS

All prospective Investors are encouraged to consult their own legal advisors for advice in connection with this Offering.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor or do any experts have any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each Investor, upon request, copies of the following documents:

(i) copies of all of our material contracts; and

(ii) an opinion of counsel to the Company as to the legality of the Units, indicating that they will when sold, be legally issued, fully paid and non-assessable.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 7400 Beaufront Springs Drive, North Chesterfield, VA 23225, or to the telephone number (202) 584-0550.

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S
REVIEW REPORT

FUNDRISE 906 H STREET NE, LLC

JUNE 30, 2012

FUNRISE 906 H STREET NE, LLC
TABLE OF CONTENTS

Harry M. Ross

Ross and Associates, P.C. • Certified Public Accountants

8115 Old Dominion Drive, Suite 200, McLean, VA 22102 • (703) 356-8808 • FAX: (703) 356-8906

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Fundrise 906 H Street NE, LLC
Washington, DC

We have reviewed the accompanying balance sheet of Fundrise 906 H Street NE, LLC as of June 30, 2012, and the related statements of revenues and expenses, members' equity, and cash flows for the period of April 20, 2012 (inception) through June 30, 2012. A review includes primarily applying analytical procedures to the management's financial data and making inquires of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review of the financial statements, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Ross and Associates PC

Ross and Associates, P.C.

July 2, 2012

Fundrise 906 H Street NE, LLC
BALANCE SHEET
June 30, 2012
(See independent accountant's review report)

ASSETS

CURRENT ASSETS

Cash, including restricted amount of $125,001	$ 203,120
Prepaid expense	23,255
Deferred financing costs	67,896
Land	820,931
Building	620,640
Construction in progress	36,181
	$ 1,772,023

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 28,794
Note payable, bank	1,035,000
Accrued interest payable	2,835
Due to affiliates	426
Due to members	6,067
Total Liabilities	1,073,122
Members' equity	698,901
	$ 1,772,023

See notes to financial statements

Fundrise 906 H Street NE, LLC
STATEMENT OF REVENUE AND EXPENSES
For the period of April 20, 2012 (inception) through June 30, 2012
(See independent accountant's review report)

REVENUES		
Interest	$	1
EXPENSES		
Accounting		750
Fees		350
		1,100
NET LOSS	$	(1,099)

See notes to financial statements

Fundrise 906 H Street NE, LLC
STATEMENT OF MEMBERS' EQUITY
For the period from April 20, 2012 (inception) through June 30, 2012
(See independent accountant's review report)

	Class A Members	Class B Members	Total
Capital contributions	$ -	$ 700,000	$700,000
Net Loss	(11)	(1,088)	(1,099)
Balance, June 30, 2012	$ (11)	$ 698,912	$698,901

See notes to financial statements

Fundrise 906 H Street NE, LLC
STATEMENT OF CASH FLOWS
For the period from April 20, 2012 (inception) through June 30, 2012
(See independent accountant's review report)

Cash flows from operating activities:		
Net loss	$	(1,099)
Adjustments to reconcile net loss to net cash provided in operating activities:		
Changes in assets and liabilities		
Prepaid expense		(23,255)
Accounts payable and accrued expenses		1,941
Net cash used in operating activities		(22,413)
Cash flows from investing activities:		
Purchase of land and building		(406,571)
Net cash used in investing activities		(406,571)
Cash flows from financing activities:		
Contributions from members		700,000
Additions to deferred financing costs		(67,896)
Loans from members		200,000
Loan repayments to members		(200,000)
Net cash provided by financing activities		632,104
NET INCREASE IN CASH		203,120
Cash, June 30, 2012	$	203,120

SUPPLEMENTAL DISCLOSURES

Non cash investing and financing transactions:		
Acquisition of land and building	$	1,441,571
Notes payable, bank		(1,035,000)
Cash used for acquisition of land and building	$	406,571

See notes to financial statements

NOTE 1. ORGANIZATION

Fundrise 906 H Street NE, LLC, a Virginia limited liability company (the Company) was formed on April 20, 2012. The sole purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 906-908 H Street NE in Washington, DC (the property). The Company plans to renovate or redevelop the property and lease it to a retail tenant. Between the date of formation, April 20, 2012, and the acquisition of the property June 5, 2012, the Company's activity was limited to obtaining capital through an offering memorandum under Regulation D of the Securities Act of 1933.

At June 30, 2012, the Sole Class A member of the Company representing 1% of the ownership interests (voting) was Fundrise Manager 906 H Street NE, LLC (The Manager). The Company obtained capital through the sale of Class B Membership units representing 99% of the ownership interests (non-voting) for a total of $700,000 at $50,000 per unit.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (The Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment in Real Estate

The cost of acquired property including all costs associated with the purchase have been capitalized and allocated to land and building. The property was vacant on June 5, 2012. A summary of the purchase price allocated to the components is as follows:

Land	$ 820,931
Building	620,640
Total	$1,441,571

Depreciation will be provided for in amounts sufficient to relate the costs of depreciable assets to operations over their estimated service lives when the property is improved and ready for its intended use. Improvements are capitalized, while expenditures for maintenance and repairs will be charged to expense as incurred. No depreciation expense was incurred for the period from June 5, 2012 (date of acquisition) through June 30, 2012.

Impairment of Long-Lived Assets

The Company reviews its real estate for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future net cash flows undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the amount of impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Management believes no impairment in the net carrying value of the real estate has occurred for the period presented.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Deferred Financing Costs

The costs of obtaining the real estate loan have been capitalized. The financing costs are amortized over the term of the loan using a straight-line method. Accounting principles generally accepted in the United States of America require that the effective yield method be used to amortize financing costs; however, the effect of using the straight-line method is not materially different from the results that would have been obtained under the effective yield method. Amortization will begin July 1, 2012 and will be capitalized to construction in progress. Annual amortization expense over the next five years through June 30, 2017 is estimated to be $6,790 per year.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. RESTRICTED CASH

Under the terms of the loan agreement, pursuant to the Collateral Assignment, the Company will maintain a bank account pledged as security for the payment of all liabilities to the lender. The initial balance is $125,000 and will be interest bearing.

NOTE 4. NOTES PAYABLE, BANK

On June 5, 2012, the Company entered into a promissory note agreement with a bank for the total amount of $1,635,000. The loan will be advanced in accordance with Article II of the loan agreement to be used for the acquisition and renovation of the property. The initial advance of $1,035,000 was used for the purchase of the property and the balance will be used for the renovation. Per the agreement, the completion date must be within eighteen months from June 5, 2012. The loan is secured by the property and guaranteed by Fundrise Manager 906 H Street NE, LLC and personally by Fundrise Manager's individual members. Interest only is payable during the construction period through December 5, 2013 at the fluctuating rate which is 1% per annum above the wall street journal prime rate. At the conversion date (construction is complete), the company must begin to make payments of principal and interest amortized over a 25year term at an initial interest rate of 5.25%. The interest rate will adjust five years from the initial conversion date. The loan is due in full on December 5, 2023.

Accrued interest payable as of June 30, 2012 amounted to $2,835 which has been capitalized to construction in progress.

At June 30, 2012, scheduled future principal payments on the note are as follows:

June 30, 2013	$ 0
2014	16,042
2015	33,373
2016	35,167
2017	37,059
Thereafter	1,513,359
	$1,635,000

NOTE 5. RELATED PARTY TRANSACTIONS

Westmill Capital Partners, LLC (Westmill) an affiliate owned by Benjamin and Daniel Miller, has been engaged for ongoing asset management and has been paid the following fees:

Acquisition fee –	1% of the purchase price of the property
Financing fee –	1% of any financing of the property
Guaranty fee –	1% of the principal of the loan as to which a completion guarantee, carve out guaranty, and/or environmental indemnity is delivered
Payment guaranty fee –	1% of the principal amount of any recourse loan for which a payment guaranty is delivered

The above fees have been capitalized to either land and building or deferred financing costs.

In addition, Westmill is owed the following additional fee through June 30, 2012:

Asset management Fee -	1% of the cash investment in the property per year - $426 as of June 30, 2012.

This fee has been capitalized to construction in progress and is included in due to affiliates.

Additional fees which may be paid to Westmill are:

Disposition fee -	1% of the sales price of the property
Leasing fee -	3% of base rent of initial term; 1% of base rent of renewal term
Development fee -	5% of the total development costs

NOTE 5. RELATED PARTY TRANSACTIONS (CONT.)

Preferred Return – members will be paid a return on investment at the rate of 10% per annum, compounding monthly, on all capital contributions and loans made to the Company by the members. The Preferred Return will begin to accrue on the date of each capital contribution or loan.

As of June 30, 2012, $6,067 has been accrued and is included in due to members.

NOTE 6. CONCENTRATION OF CREDIT RISK

The company maintains it cash balance at one financial institution. At times, this balance may exceed the federal insurance limits: however, the Company has not experienced any losses with respect to its bank balance in excess of government provided insurance. Management believes that no significant concentration of credit risk exists with respect to this cash balance at June 30, 2012.

NOTE 7. SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that exist at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the entity through July 3, 2012 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to financial statements except as disclosed below.

The Class A member will contribute $7,071 representing its 1% share of the capital contribution to the Company.

Date of this Preliminary Offering Circular: July 18, 2012

* * * * * * * * * * * *

PART III — EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2	Certificate of Formation
3	Second Amended and Restated Operating Agreement
4	Form of Subscription Package

* To be filed later by amendment.

SIGNATURES

The issuer has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia on July 18, 2012.

Fundrise 906 H Street NE, LLC

By: Its Manager, Fundrise Manager 906 H Street NE, LLC

By: ______________________
Name: Benjamin S. Miller
Title: Manager of Fundrise Manager 906 H Street NE, LLC

By: ______________________
Name: Daniel S. Miller
Title: Manager of Fundrise Manager 906 H Street NE, LLC

Commonwealth of Virginia

STATE CORPORATION COMMISSION

Richmond, April 20, 2012

This is to certify that the certificate of organization of

Fundrise 906 H Street NE LLC

was this day issued and admitted to record in this office and that the said limited liability company is authorized to transact its business subject to all Virginia laws applicable to the company and its business. Effective date: April 20, 2012

State Corporation Commission
Attest:

Joel H. Peck
Clerk of the Commission

STATE CORPORATION COMMISSION VIRGINIA SIC SEMPER TYRANNIS 1903

CISECOM

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, APRIL 20, 2012

The State Corporation Commission has found the accompanying articles submitted on behalf of

Fundrise 906 H Street NE LLC

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF ORGANIZATION

be issued and admitted to record with the articles of organization in the Office of the Clerk of the Commission, effective April 20, 2012.

STATE CORPORATION COMMISSION

By Mark C. Christie

Mark C. Christie

Commissioner

DLLCACPT
CISECOM
12-04-20-5883

SCC eFile

ARTICLES OF ORGANIZATION
OF
FUNDRISE 906 H STREET NE LLC

The undersigned, pursuant to Chapter 12 of Title 13.1 of the Code of Virginia, states as follows:

1. The name of the limited liability company is Fundrise 906 H Street NE LLC.

2. The purpose for which the limited liability company is formed is to engage in any lawful business, purpose or activity for which a limited liability company may be formed under the Virginia Limited Liability Company Act.

3. The name of the limited liability company's initial registered agent is United States Corporation Agents, Inc.United States Corporation Agents, Inc. The initial registered agent is a foreign nonstock corporation authorized to transact business in Virginia.

4. The address of the limited liability company's initial registered office, which is identical to the business office of the initial registered agent, is 4870 SADLER ROAD SUITE 300, GLEN ALLEN, VA 23060. The initial registered office is located in Henrico County, Virginia.

5. The address of the limited liability company's principal office where the records of the limited liability company are to be kept is 7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225.

ORGANIZER:

/s/ Tiffany Russell Date: April 20, 2012
Tiffany Russell

NOTICE TO VIRGINIA LIMITED LIABILITY COMPANIES

Congratulations on successfully forming a Virginia limited liability company. Please take a few minutes to read the information below, which describes several statutory provisions applicable to limited liability companies.

Company name: The certificate of organization shows the exact name of the limited liability company as set forth in its articles of organization. If the limited liability company intends to conduct business in Virginia under a name other than its exact name, it must make the required filings under Virginia's fictitious name statutes. See § 59.1-69 *et seq.* of the Code of Virginia.

Registered agent and registered office: Each limited liability company is required to maintain in Virginia a registered agent and a registered office at which the registered agent may be found during normal business hours. See §§ 13.1-1015 and 13.1-1018 of the Code of Virginia. *The sole duty of the registered agent is to forward to the limited liability company at its last known address any process, notice or demand that is served on the registered agent.* Official notices and correspondence from the Commission to the company will be mailed to the registered agent at the registered office address on file in the office of the clerk of the Commission.

A limited liability company may change its registered agent and/or registered office information on file with the Commission at any time. The limited liability company must promptly change its registered agent and registered office information if its registered agent (i) moves his business office, (ii) resigns, dies or ceases to be a resident of Virginia, (iii) ceases to be a member of the Virginia State Bar, a member or manager of the limited liability company, a member or manager of a limited liability company that is a member or manager of the limited liability company, an officer or director of a corporation that is a member or manager of the limited liability company, a general partner of a general or limited partnership that is a member or manager of the limited liability company, or a trustee of a business trust that is a member or manager of the limited liability company (when that was the basis for his qualification as registered agent), or (iv) is a business entity that has had its existence canceled or terminated or its authority to transact business in Virginia canceled or revoked. To change this information, the limited liability company must file a Statement of Change on form LLC-1016. This form can be completed and filed online at https://sccefile.scc.virginia.gov or obtained as a pre-printed paper form upon request from the Clerk's Office. The Commission does not charge a fee to change this information.

Annual registration fees: On the first day of the second month preceding the month in which the limited liability company was formed, the company will be assessed an annual registration fee of $50 by the Commission. Notice of the assessment will be mailed to the limited liability company's registered agent at the registered office address. The Commission must receive the company's annual registration fee payment on or before the due date stated in the notice of assessment, or a $25 penalty will be imposed. *Postmarks are not considered.* See §§ 13.1-1062 and 13.1-1064 of the Code of Virginia. Annual registration fees may be paid online at https://sccefile.scc.virginia.gov.

Automatic cancellation: If the annual registration fee is not paid on or before the last day of the third month following its due date, the limited liability company's existence will be automatically canceled by operation of law. See § 13.1-1050.2 of the Code of Virginia.

Voluntary cancellation: A Virginia limited liability company may voluntarily have its existence canceled by delivering to the Clerk's Office articles of cancellation that comply with the requirements of law along with the filing fee. See § 13.1-1050 of the Code of Virginia. A form with instructions to prepare articles of cancellation (LLC-1050) may be obtained from the Clerk's Office. If articles of cancellation are received, processed and filed by the Commission on or before the annual registration fee due date, the limited liability company will not be required to pay the annual registration fee for that year.

Additional assistance: For forms or more information, visit www.scc.virginia.gov/clk/index.aspx or contact the Clerk's Office at (804) 371-9733 or toll-free in Virginia at (866) 722-2551.

Raising capital: If you intend to solicit money or property from other persons to finance the operation of your business, you may need to first file certain information with the Commission's Division of Securities and Retail Franchising pursuant to the Virginia Securities Act. See § 13.1-501 *et seq.* of the Code of Virginia. For more information, visit www.scc.virginia.gov/srf/lawsregs.aspx or contact the Division of Securities & Retail Franchising, P.O. Box 1197, Richmond, VA 23218-1197, (804) 371-9051.

(Revised 05/11)

SECOND AMENDED AND RESTATED OPERATING AGREEMENT
OF
FUNDRISE 906 H Street NE, LLC

a Virginia limited liability company

July 18, 2012

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY, THE MANAGER OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMENT IN THE COMPANY.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT.

AMENDED AND RESTATED OPERATING AGREEMENT
OF
FUNDRISE 906 H Street NE LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") is entered into as of the July 18, 2012 (the "Effective Date"), and is executed by the Class A Member (defined below) in accordance with the provisions of Section 9.4(ii) of the Existing Operating Agreement (defined below) and is intended to be binding upon all person(s) designated as members of the Company on the books and records of the Company, as amended from time to time (collectively, the "Members"). Capitalized terms are defined in Section I of this Agreement, or where such terms appear herein, or both.

Explanatory Statement

A. Fundrise 906 H Street NE LLC, a Virginia limited liability company (the "Company") was formed on April 20, 2012, pursuant to Articles of Organization filed with and accepted by the Virginia State Corporation Commission, and pursuant to that certain Amended and Restated Operating Agreement of the Company, dated as of April 20, 2012 (as amended, the "Existing Operating Agreement").

B. Prior to the Effective Date of this Agreement, the Company completed a private offering of fourteen (14) Class B Membership Units, which resulted in the Class B Members being assigned Percentage Interests in the Company based on their dividing 99% of the Percentage Interests as of the Effective Date among the Class B Members (in proportion to their relative capital contributions made pursuant to such offering).

C. The Members wish to amend and restate the Existing Operating Agreement in its entirety, and to have this Agreement set forth all of the terms and conditions by which the Company will be governed from and after the Effective Date.

W I T N E S S E T H :

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties (i) agree to amend and restate the Existing Operating Agreement in its entirety, such that this Agreement shall replace the Existing Operating Agreement from and after the date hereof, and (ii) intending to be legally bound, hereby adopt the following terms, covenants, provisions and conditions as and for the Company's Operating Agreement, effective as of the Effective Date:

Section I
Defined Terms

The following capitalized terms shall have the meanings specified in this Section I. Other terms are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

"Act" means the Virginia Limited Liability Company Act, and any successor statute, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i) the deficit shall be decreased by the amounts which the Member is obligated to restore pursuant to Section 4.4.2 or is deemed obligated to restore pursuant to Regulation Section 1.704-l(b)(2)(ii)(c); and

(ii) the deficit shall be increased by the items described in Regulation Sections 1.704-l(b)(2)(ii)(d)(4), (5), and (6).

"Adjusted Capital Balance" means, as of any day, a Member's total Capital Contributions less all amounts actually distributed to the Member pursuant to Section 4.1(c) below. If any Membership Unit is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Adjusted Capital Balance of the transferor to the extent the Adjusted Capital Balance relates to the Membership Unit transferred.

"Affiliate" means, with respect to any Person, any Person: (i) which owns more than twenty percent (20%) of the voting interests in the Person; or (ii) in which the Person owns more than twenty percent (20%) of the voting interests; or (iii) in which more than twenty percent (20%) of the voting interests are owned by a Person who has a relationship with the Person described in clause (i) or (ii) above.

"Agreement" is defined in the preamble.

"Approved Transfer of the Company" is defined in Section 6.5.

"Capital Account" means the account maintained by the Company for each Member in accordance with the following provisions:

(i) a Member's Capital Account shall be credited with the Member's Capital Contributions, the amount of any Company liabilities assumed by the Member (or which are secured by Company property distributed to the Member), the Member's distributive share of Profit and any item in the nature of income or gain specially allocated to such Member pursuant to the provisions of Section IV (other than Section 4.3.3); and

(ii) a Member's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Member, the amount of any liabilities of the Member assumed by the Company (or which are secured by property contributed by the Member to the Company), the Member's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Member pursuant to the provisions of Section IV (other than Section 4.3.3).

If any Membership Unit is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Membership Unit. If the book value of Company property is adjusted pursuant to Section 4.3.3, the Capital Account of each Member shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Regulation Section 1.704-1 (b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.704-l(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Cash Flow" means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses (including fees paid to the Manager pursuant to Section 5.5.1) and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Manager, *provided that*, in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, cash funds used to pay the costs of the transaction in question and/or all final obligations, indebtedness and unpaid costs and expenses (and any reserves established in connection with such capital transaction) shall be deducted from the cash funds derived such transaction to arrive at the amount of Cash Flow of the Company derived therefrom. Cash Flow shall be increased by the reduction of any reserve previously established, including any post-closing reserves established in connection with any sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company.

"Certificate of Formation" means the Certificate of Formation of the Company which has been filed with the Secretary of State of the State of Virginia, as amended from time to time.

"Class A Interest" refers to the membership interest of the Class A Member in the Company, including the Percentage Interest, Financial Rights and Membership Rights applicable thereto.

"Class A Member" means the owner of the Class A Membership Unit, and any assignee or transferee of such Person permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class A Member pursuant to the terms hereof. The name of the Class A Member, and the Percentage Interest allocated to the Class A Member, shall be reflected in the books and records of the Company.

"Class A Membership Unit" refers to a single unit of Class A Member Interest.

"Class B Interests" refers to the membership interests of the Class B Members in the Company, including all Percentage Interests, Financial Rights and Membership Rights applicable thereto.

"Class B Members" means any Persons to whom Class B Membership Units are issued, and any assignee or transferee of such Persons permitted under the terms of this Agreement, and any other Person admitted to the Company in the future as a Class B Member pursuant to the terms hereof. The names of the Class B Members, and the Percentage Interests allocated to each such Class B Member, shall be reflected in the books and records of the Company.

"Class B Membership Units" refers to any units of Class B Interests, each equal to a *pro-rata* percentage (based on the number of Class B Membership Units sold) of the aggregate amount of Class B Interests to be issued. The Percentage Interests applicable to the Class B Membership Interests issued as part of the initial offering of Class B Membership Interests described in the Explanatory Statement, may be diluted by the future issuance of any additional Class B Membership Units or any Class C Membership Units.

"Class C Interests" refers to the membership interests of the Class C Members in the Company, including all Percentage Interests, Financial Rights and Membership Rights applicable thereto, if any.

"Class C Members" refers to any Persons who acquire a Class C Interest in the Company in the future, if and to the extent the Company establishes and issues Class C Interests pursuant to the terms of this Agreement. There are no Class C Members as of the Effective Date of this Agreement.

"Class C Membership Units" refers to any units of Class C Interests issued in the future, with the Percentage Interests, Financial Rights and Membership Rights which form a part of the Class C Membership Unit to be determined by Manager if and when any such Class C membership interests are established or issued. As of the Effective Date, no Class C Membership Units have been established or issued.

"Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Commonwealth" or "State" means the Commonwealth of Virginia.

"Company" is defined in the preamble.

"Financial Rights" means a Person's rights to share in Profits and Losses of, and distributions from, the Company.

"Governance Rights" means all of a Person's rights as a Member of the Company other than Financial Rights and the right to assign Financial Rights.

"Investor Members" means all Persons who own Class B Interests and/or Class C Interests.

"Interest Holder" means each holder of a Class A Interest, Class B Interest and/or Class C Interest, and shall any successor or assignee of a Member Interest that, under the terms of this Agreement, is entitled to enjoy and receive the Financial Rights attached to such Member Interest, whether or not such Person is entitled to enjoy the benefit of any other Membership Rights that would otherwise be applicable to such Member Interest.

"Manager" means each Person who is listed as a manager of the Company in this Agreement, or who becomes a substituted manager of the Company as herein provided and who is listed as a manager in the books and records of the Company. For purposes of this Agreement and the management of Company affairs, the term "Manager" shall have the same meaning ascribed to the term "manager" under the Act.

"Member(s)" means each Person who is entering into this Agreement and is listed as a Member on the books and records of the Company, including the Class A Member and Class B Members, and any Person (including, if applicable, any Class C Member) who subsequently is admitted as a Member of the Company.

"Member Interest" means collectively and individually, the Class A Interest, the Class B Interests and the Class C Interests, as applicable.

"Membership Rights" means all of the rights of a Member in the Company, namely, a Member's Financial Rights and Governance Rights, including a Member's: (i) Membership Unit; (ii) right to inspect the Company's books and records; and (iii) unless otherwise limited by this Agreement, right to participate in the management of and vote on matters coming before the Company.

"Membership Units" means, collectively, the Class A Membership Units, the Class B Membership Units and the Class C Membership Units, if any.

"Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Member in a manner consistent with the Regulations under Code Section 704(b).

"Negative Capital Account" means a Capital Account with a balance of less than zero.

"Percentage Interest" means, as to a Member, the percentage set forth after the Member's name on the books and records of the Company, as amended from time to time, and as adjusted from time to time in accordance with Section 6 and in accordance with the acceptance by the Company of any Subscription Agreement, representing each Member's share of the Profits and Losses of, and the right to receive distributions from, the Company.

"Person" means a natural person (age 18 or older), partnership (whether general or limited and whether domestic or foreign), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Preferred Return" means a return on investment calculated at the rate of ten percent (10%) per annum, compounding monthly, on all Capital Contributions made to the Company by the Members, with such Preferred Return commencing to accrue on the date of each Capital Contribution or loan is made to the Company by the Member in question and continuing until such Capital Contribution is repaid or returned in full.

"Positive Capital Account" means a Capital Account with a balance greater than zero.

"Profit" and "Loss" means, for each taxable year of the Company (or other period for which Profit or Loss must be computed) the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(i) all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-l(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal tax purposes;

(v) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.3 hereof shall not be taken into account in computing Profit or Loss.

"Property" means that certain real property and the improvements thereon owned or to be owned by the Company having a street address of 906 H Street, N.E., Washington, D.C.

"Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Repurchase Notice" is defined in Section 6.6.2.

"Repurchase Price" is defined in Section 6.7.1.

"Repurchase Right" is defined in Section 6.6.1.

"SCC" means the Virginia State Corporation Commission.

"Subscription Agreement" means any agreement between the Company and an Investor Member, by which such Investor Member subscribes for Class B Membership Units or Class C Membership Units.

"Transfer" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment or other transfer, and, when used as a verb, means voluntarily to sell, hypothecate, pledge, assign or otherwise transfer.

Section II
Formation and Name; Office; Purpose; Term

2.1. Organization. The Members have heretofore organized a limited liability company pursuant to the Act and have caused the Articles of Organization to be prepared, executed and filed with the SCC on or about April 20, 2011.

2.2. Name of the Company. The name of the Company is "Fundrise 906 H Street NE, LLC."

2.3. Purpose. The Company is organized to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of certain real estate located at 906 H Street, NW, Washington, DC, directly or indirectly, and to engage in any and all lawful businesses not required to be specifically stated in this Agreement or in the Articles of Organization, for which limited liability companies may be formed under the Act. Without the written consent of the Class A Member, the Company shall not engage in any business other than the ownership, renovation, redevelopment, management and operation of the Property.

2.4. Term. The term of the Company began upon the acceptance of the Article of Organization by the SCC and shall be perpetual, unless its existence is sooner terminated pursuant to Section VII of this Agreement.

2.5. Powers. The Company shall have and may exercise all powers necessary or convenient to effectuate any or all of the purposes for which the Company is formed, including the power to acquire an estate or interest in property in its name.

2.6. Registered Office and Registered Agent. The name of the Company's resident agent in the Commonwealth is United States Corporation Agents, Inc. The address of the Company's registered office in the Commonwealth, which the same as the address of the Company's resident agent in the Commonwealth, is 4870 Sadler Road, Suite 300, Glen Allen, Virginia 23060. The address of the Company's principal office in the Commonwealth, where the records of the company are to be kept, is 7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225. An additional business office of the Company may be located at 1519 Connecticut Avenue, NW, Suite 200, Washington, D.C. 20036, or such other location as is determined by the Manager from time to time.

2.7. Members. The name, class, number of units, and Percentage of each Member are set forth on the books and records of the Company, as amended from time to time.

Section III
Members; Capital; Capital Accounts; Guarantees

3.1. Capital Contributions.

3.1.1 Initial Capital Contributions. Upon the execution of this Agreement, the Members shall contribute to the Company cash in the amounts respectively set forth on the books and records of the Company.

3.1.2 Class B Members. From and after the date hereof, the Manager, on behalf of the Company, may in the Manager's sole discretion, from time to time, accept subscriptions for Class B Membership Units, in each case by execution and delivery of a Subscription Agreement and such other agreements and documents as the Manager may deem necessary and appropriate. Each subscriber to Class B Membership Units under this Section 3.1.2 may be admitted by the Manager on behalf of all Members as a Class B Member, provided that such subscriber or assignee, as applicable, shall in writing have accepted and adopted all of the terms and provisions of this Agreement. The parties acknowledge that all of the Class B Members, prior to or as of the Effective Date, accepted subscriptions for Class B Membership Units by execution and delivery, inter alia, of Subscription Agreements for such Class B Membership Units.

3.1.3 Class C Members. From and after the date hereof, the Manager, on behalf of the Company, may in the Manager's sole discretion, from time to time, accept subscriptions for Class C Membership Units, in each case by execution and delivery of a Subscription Agreement and such other agreements and documents as the Manager may deem necessary and appropriate. Each subscriber to Class C Membership Units under this Section 3.1.3 may be admitted by the Manager on behalf of all Members as a Class C Member, provided that such subscriber or assignee, as applicable, shall in writing have accepted and adopted all of the terms and provisions of this Agreement.

3.2. Additional Funds.

3.2.1. No Additional Capital Contributions Required. Except as set forth in Section 3.2.2 below, no Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company.

3.2.2. Procuring Additional Funds. In the event the Company needs additional funds, the Manager shall first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties on such terms and conditions and with such security as the Manager may deem appropriate. In the event that all required additional capital is not obtained by the Company as aforesaid, if required by the Manager, then the Members shall be required, on a *pro-rata* basis (based on their respective Percentage Interests), to make additional Capital Contributions to the Company as necessary to fund the additional capital required by the Company (hereafter referred to as the "Required Amount"). In the event any Member fails to fund its proportionate amount of the Required Amount, then the other Members may (but shall not be required to) contribute such capital on behalf of the defaulting Member (if more than one such other Member desires to make such contribution, they shall do so in proportion to their Percentage Interests). Such capital shall be deemed a loan from the contributing Member(s) to the non-funding Member bearing interest at fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing Member(s) out of distributions of Cash Flow otherwise required to be made to the non-funding Member under Section 4.1 below, until the full amount of such loan, and all interest accrued thereon, has been repaid in full (and before any cash amounts otherwise required to be distributed to the non-funding Member under Section 4.1 are paid over to the non-funding Member). The foregoing provisions of this Section are not intended to be for the benefit of any creditor or other person (other than a Member in his capacity as a contributing Member making a loan to a non-funding Member hereunder) to whom any debts, liabilities, or obligations are owed by (or who otherwise have any claim against) the Company or any of the Members, and no such creditor or other person shall obtain any right under any such foregoing provision or shall by reason of any such foregoing provision make any claim in respect of any debt, liability, or obligation (or otherwise) against the Company or any of the Members. Further, in the event that all required additional capital is not obtained by the Company pursuant to the foregoing provisions, and in the event the lack of funds threatens the viability of the Company, the Manager agrees that it will promptly commence to market the Property for sale.

3.3. No Interest on Capital Contributions. Other than the Preferred Return, as provided for herein, no interest or annual return shall be paid on Capital Contributions.

3.4. Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to receive any return of any Capital Contribution.

3.5. Form of Distribution. If a Member is entitled to receive a distribution, the Company may distribute cash, notes, property or a combination thereof to such Member.

3.6. Capital Accounts. A separate Capital Account shall be maintained for each Member, in accordance with applicable provisions of the Code.

3.7. Loans. Any Member may, at any time, make or cause a loan to be made to the Company in any amount which the Company and the Member agree. Any such loan shall bear interest at the same interest rate provided for in Section 3.2.2 above with regard to loans made by a contributing Member to a non-funding Member thereunder.

Section IV
Profit, Loss and Distributions

4.1. Cash Flow. From time to time, and at the sole discretion of the Manager, but subject to the provisions of Section 3.2.2, above, which require amounts otherwise distributable to a non-funding Member under this Section 4.1 to be applied to repay accrued interest and principal due with respect to any loan made from a contributing Member to such non-funding Member pursuant to (and as described in) Section 3.2.2, above, Cash Flow shall be applied and/or distributed by the Company in the following order of priority:

(a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; *then*

(b) second, to any Interest Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Interest Holders to the Company; *then*

(c) third, to the Interest Holders, *pro-rata* and *pari passu* in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Interest Holders; *then*

(d) fourth, to the Interest Holders, *pro rata* in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been reduced to zero; *then*

(e) finally, and on a *pari passu* basis, (i) seventy percent (70%) of any remaining Cash Flow shall be distributed to the Investor Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) thirty percent (30%) of any remaining Cash Flow shall be distributed to the Class A Member.

4.2. Allocation of Profit or Loss. After giving effect to the allocations and/or adjustments required by Section 4.3 hereof, Profits and Losses for any fiscal year shall be allocated as follows:

(a) Profits shall be allocated: (i) first, to each Member which has previously been allocated Losses pursuant to Section 4.2(b), below, which have not been fully offset by allocations of Profits pursuant to this Section 4.2(a)(i) ("Unrecovered Losses") until the cumulative amount of Profits allocated to each such Member pursuant to this Section 4.2(a)(i) is equal to the cumulative amount of Losses which have been allocated to such Member pursuant to Section 4.2(b), below, it being understood that Profits allocated pursuant to this subsection (i) shall be allocated to the Members in proportion to their respective Unrecovered Losses; (ii) second, to the Members proportionate with the cumulative amount distributed to such Member pursuant to Section 4.1(c), above; and (iii) third, to the Members in accordance with Section 4.1(d) above.

(b) Losses shall be allocated to the Members (i) first, in accordance with their positive Capital Account balances, on a *pro-rata* basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their Percentage Interests.

(c) Notwithstanding Section 4.2(b) hereof and after application of Treasury Regulation Section 1.704-l(b)(2)(ii)(d), until the terms of the following sentence are satisfied, no such Losses shall be allocated to a Member which would cause such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. Any Losses not allocated to a Member due to the foregoing limitation instead shall be allocated to the Members with positive Capital Account balances in proportion to such Capital Account balances until all such Capital Account balances have been reduced to zero.

(d) Upon any Terminating Capital Transaction, and after adjusting each Member's Capital Account for the fiscal year in which such Terminating Capital Transaction occurs for all Capital Contributions and distributions made during such fiscal year, and for all other special allocations made pursuant to Section 4.3, below, all Profit and Loss from such Terminating Capital Transaction shall be allocated to the Members' Capital Accounts in a manner such that, as of the end of such fiscal year, the Capital Account of each Member (which may be either a positive or negative balance) shall equal, as nearly as possible, (a) the amount that would be distributed to such Member in a Hypothetical Liquidation (based on the purchase price associated with such Terminating Capital Transaction) at the end of the last day of such Fiscal Year, minus (b) the sum of (i) such Member's share of Partnership Minimum Gain (as determined according to Treasury Regulations Sections 1.704-2(d) and (g)(3)) and Partner Nonrecourse Debt Minimum Gain (as determined according to Treasury Regulations Section 1.704-2(i)) and (ii) the amount, if any, such Member is obligated to contribute to the capital of the Company as of the last day of such Fiscal Year, provided, however, that no Loss may be allocated to a Member to the extent such an allocation would result in an Adjusted Capital Account Deficit for such Member. For purposes of the foregoing:

(i) "Fiscal Year" shall mean means the taxable year of the Company, which shall be the calendar year, *provided that* upon termination of the Company, the term "Fiscal Year" will mean the period from the end of the last preceding Fiscal Year to the date of such termination; and

(ii) "Hypothetical Liquidation" means a hypothetical series of transactions occurring on a given date, in which (a) the Company is liquidated and all Company assets, including cash, are sold for cash equal to their book value (except as otherwise provided herein), taking into account any adjustments thereto for such period, (b) all third party liabilities of the Company are satisfied in full in cash according to their terms, and (c) all distributable Cash Flow (after satisfaction of such liabilities) is distributed in full pursuant to the distribution provisions in Section 4.1(b) – (e), above.

(iii) "Terminating Capital Transaction" means a sale or transfer of all or substantially all of the assets of the Company.

4.3. Regulatory Allocations.

4.3.1. Qualified Income Offset. No Member shall be allocated Losses or deductions if the allocation causes a Member to have an Adjusted Capital Account Deficit. If a Member receives (i) an allocation of Loss or deduction (or item thereof), or (ii) any distribution, which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a *pro-rata* portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member before any other allocation is made of Company items for that taxable year, in the amount and in the proportions required to eliminate the excess as quickly as possible. This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.3.2. Minimum Gain Chargeback. Except as set forth in Regulation Section 1.704-2(f)(2), (3) and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Member, prior to any other allocation pursuant to this Section IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.3.2 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a *pro-rata* portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.3.2 shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

4.3.3. Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-l(b)(2)(iv)(d)(3), income, gain, loss and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder.

4.4. Liquidation and Dissolution.

4.4.1. If the Company is liquidated, the assets of the Company shall be distributed to the Members in accordance with the terms of Section 4.1 (subject to the effect of Section 4.2(d), above).

4.4.2. No Member shall be obligated to restore a Negative Capital Account.

4.5. General.

4.5.1. Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Manager.

4.5.2. If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their then current book value (as reflected on the books and records of the Company), and any Member entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled.

4.5.3. All Profit and Loss shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer during the taxable year, the Profit or Loss shall be allocated between the original Member and the successor on the basis of the number of days each was a Member during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss or proceeds attributable to any extraordinary nonrecurring items of the Company.

4.5.4. The Members are hereby authorized, upon the advice of the Company's tax counsel, to amend this Article IV to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

Section V
Management: Rights, Powers and Duties

5.1. Management.

5.1.1. Management. Except as otherwise provided herein, all powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) Manager (who may, but need not, be a Member), who shall be selected by the Class A Member. The Class A Member hereby appoints the Class A Member, Fundrise Manager 906 H Street NE LLC, as the initial Manager of the Company. The Members agree that the Manager shall have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. Every reference in this Agreement to the Manager shall mean and refer to any Person appointed Manager hereunder. Without limiting the generality of the authority granted to the Manager hereunder, the Manager shall be, and hereby is, fully authorized to take any or all of the following actions without the consent of any Member:

(i) To borrow money for the Company from any Person;

(ii) To create liens or encumbrances on all or any part of the Company's assets in order to secure loans or advances to the Company or any Person in which the Company has a direct or indirect interest, or any obligation of the Company or any Person in which the Company has a direct or indirect interest, or for any other Company purpose;

(iii) To execute and deliver for the Company agreements and other instruments (including, without limitation, instruments creating liens and/or encumbrances on Company assets for any purpose authorized by clause (ii)), in connection with loans or the Transfer of property to any Person;

(iv) To guarantee the obligations of any Person;

(v) To acquire, either directly or indirectly, real property and tangible and intangible personal property and to Transfer to any Person including any Member or Affiliate all, substantially all, or any part of the property of the Company or any Person in which the Company has a direct or indirect interest;

(vi) To collect all income of the Company and to satisfy all obligations of the Company, including without limitation expenses of the Manager and indemnification obligations arising under this Agreement;

(vii) To prepare and file all tax returns for the Company (but without any obligation hereunder to prepare or file the tax returns or other reports of the Members);

(viii) To make all tax elections for the Company, including, without limitation, elections under Section 83 of the Code or any special basis adjustments under Section 754 of the Code (provided that the Member requesting any Section 754 election must agree to reimburse the Company for any costs incurred by the Company in making the election or in maintaining or preparing any additional records or reports in connection with the Section 754 election);

(ix) To prosecute, defend and settle legal, arbitration or administrative proceedings on behalf of or against the Company or, to the extent relating to the Company, any of its Members;

(x) To manage, maintain and operate the assets of the Company including, without limitation, entering into or modifying any management agreement with any Person for the management of any of the Company's properties;

(xi) To enter into leases, licenses and/or other agreements of every kind and nature in relation to the operation of the Property, and, in connection therewith, to execute and deliver lease agreements, license agreement, work agreements, assignments and other legal documentation of whatever type of nature;

(xii) To sell, pledge, hypothecate or otherwise Transfer all or any portion of the Property, and, in connection therewith, to execute and deliver deeds, assignments and other conveyancing or transfer documentation of whatever type of nature;

(xiii) To employ one or more Persons (including without limitation any Member or any Member, shareholder, officer, director, agent or advisor of any Member or Affiliate) in connection with the business of the Company;

(xiv) To establish arrangements for the deposit of monies received on behalf of the Company in accordance with Section 4.11 and to disburse all funds on deposit on behalf of the Company in amounts and at times as required in connection with the business of the Company;

(xv) To procure and maintain insurance against risks and in amounts determined to be appropriate by the Manager, including without limitation errors and omissions or other insurance under which any Member and its Members, shareholders, officers, directors, agents and Affiliates are beneficiaries;

(xvi) To do or cause to be done any action referred to in this Agreement through any Person, including, without limitation, any subsidiary, designated by the Manager;

(xvii) To approve any sale, transfer, pledge or hypothecation of all or part of any Member's Member Interests in the Company, except for specific Transfers permitted under the express terms of this Agreement without such approval; and

(xviii) To do or cause to be done any other act which the Managing Member considers to be appropriate to carry out any of its powers or in furtherance of the purposes or character of the Company.

Notwithstanding any provision of this Agreement to the contrary, the signed statement of the Manager reciting the authority of the Manager for any action, as to any third Person, will be conclusive evidence of the authority of the Manager to take that action. Although the same shall not be required in order to establish the Manager's authority to take actions and bind the Company as provided for herein, each Member will promptly execute instruments determined by the Manager to be necessary or appropriate to evidence the authority of the Manager to consummate any transaction permitted by this Agreement

5.1.2. A Manager may be removed from office, and a new Manager may be elected or appointed, solely by the Class A Member.

5.2. Voting by Members.

5.2.1. The Investor Members shall not have voting rights or Governance Rights under this Agreement. As respects the Members, all voting rights and Governance Rights of the Members shall be held solely by the Class A Member. Whenever this Agreement or the Act calls for or requires a vote of the Members of the Company, such vote shall in all cases mean and refer to the vote of the Class A Member.

5.2.2. In lieu of holding a meeting, the Class A Member may vote or otherwise take action by a written instrument indicating the consent of the Class A Member. Copies of this written instrument shall be kept with the Company books and records.

5.2.3. If the Manager determines that it is in the interest of the Company to establish and issue Class C Membership Units, the Manager shall have the right to do so, and nothing herein set forth shall be construed to limit the Manager's right to provide (or not to provide) approval rights, voting rights and/or Governance Rights as part of any Class C Membership Units that are different from, more extensive than, or less extensive than, the approval rights, voting rights and/or Governance Rights, if any, applicable to the Class B Membership Units. Without limiting the foregoing, amendments to the applicable provisions of this Agreement in order to establish or provide for such rights, and/or any other Membership Rights applicable to the Class C Membership Units, shall be permitted without requirement that any then applicable Investor Members consent to or execute the effectuating amendment (and the power of attorney granted pursuant to Section 5.6.1(i), below, shall be deemed to apply to any such amendment).

5.3. Personal Services. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Manager, no Member shall be entitled to compensation for services performed for the Company. Upon substantiation of the amount and purpose thereof, however, the Members shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company.

5.4. Duties of Parties.

5.4.1. Each Member shall devote such time to the business and affairs of the Company as is necessary to carry out the Member's duties set forth in this Agreement.

5.4.2. Except as otherwise expressly provided in Section 5.4.3., nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (or the rights of the Members' respective Affiliates) to maintain, expand or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.4.3. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates in addition to those already provided for herein. In any of those cases, those dealings and undertakings shall be on commercially reasonable, arm's length equivalent, terms.

5.5. Affiliate Services.

5.5.1. The Manager will be entitled to receive fees from the Company, as expenses of the Company, in connection with the performance of its management obligations hereunder. From and after the Effective Date of this Agreement, fees have accrued and been paid, or will accrue and be payable, to Manager in accordance with the following fee schedule:

(i) Acquisition Fee: 1% of purchase price of the Property;

(ii) Development Fee: 5% of total development costs including the acquisition of the Property;

(iii) Leasing Fee: 3% of base rent for the initial term of any lease of the Property or a portion thereof; 1% of base rent for renewal term of any lease of the Property or a portion thereof;

(iv) Sales Fee: 1% of the sales price in connection with any sale of the Property;

(v) Annual Asset Management Fee: 1% of the cash investment of the Members in the Property (per annum);

(vi) Financing Fee: 1% of the amount of any financing of the Property;

(vii) Payment Guaranty Fee: 1% of the principal amount of any recourse loan as to which the Manager or its Affiliates must deliver a payment guaranty; and

(viii) Other Guaranty Fee: 1% of the principal amount of any loan as to which the Manager or its Affiliates deliver a completion guaranty, carve-out guaranty, and/or environmental indemnity.

5.5.2. The Company has engaged Fundrise, LLC, an affiliate of the Manager, as its online platform for securities offerings. Fundrise may receive commercially reasonable fees from the Company in connection with any such offerings.

5.5.3. The Company has engaged WestMill Capital Partners, LLC ("WestMill"), an affiliate of the Manager, for ongoing asset management and other real estate services. WestMill may receive fees for providing such services at the prevailing market rate.

5.5. Liability and Indemnification.

5.5.4. No Member or Manager shall have any personal obligation for any debts, obligations or liabilities of the Company, whether such debts, obligations or liabilities arise in contract, tort or otherwise, solely by reason of being a member, manager, employee or agent of the Company. No Member or Manager shall be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the Members, except if (and to the extent) such Member or Manager engaged in gross misconduct, fraud, or criminal activity.

5.5.5. The Company shall indemnify each Member and Manager to the fullest extent permitted by the Act for any act performed by such Member or Manager with respect to Company matters, except in the case of action or failure to act by a Member and/or Manager which constitutes gross misconduct, fraud, or criminal activity.

5.5.6. The Manager shall be required to discharge its duties under this Agreement in accordance only with its good faith, business judgment. The Manager makes no representation or warranty, and there is no guarantee, that the Company will be financially successful or that its securities will increase in value or maintain their value. Furthermore, there is no guaranteed distribution or rate of return and no guarantee as to the existence or amount of any earnings from the Company's investments or any proceeds that may be obtained on disposition thereof. The Manager shall not be liable to the Company or to any Member for, and the Company and each Member hereby waive any and all claims that may arise from, any act or failure to act of the Manager if such act or failure to act is based upon the good faith, business judgment of the Manager, except if the Manager engaged in fraud or gross negligence. It is the intent of the parties that this Section 5.5.6 shall be binding and effective to the maximum extent permitted by law.

5.6. Power of Attorney.

5.6.1. Each Member constitutes and appoints the Manager as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact"), and in the Member's name, place and stead, to make, execute, sign, acknowledge, and file:

(i) all documents (including amendments to the Articles of Organization and to this Agreement and the books and records of the Company) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement (provided that, except with respect to a modification to this Agreement required or contemplated pursuant to Section 6.4, below, the same does not materially and adversely affect (1) the rights and obligations of the Members hereunder, or (2) the economic terms of this Agreement);

(ii) any and all other certificates or other instruments required to be filed by the Company under the laws of the State or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State;

(iii) one or more fictitious or trade name certificates; and

(iv) all documents which may be required to dissolve and terminate the Company and to cancel its Certificate of Formation.

Without limiting the scope of Manager's authority, and for purposes of Section 5.6.1(i), above, and/or Section 6.4 and Section 9.4, below, the Members acknowledge and agree that the establishment of Class C Membership Units, and the issuance of Class C Membership Units to future investors in the Company on different terms (and with different Membership Rights) than apply to the Class A Membership Unit or the Class B Membership Units (and including without limitation crediting Adjusted Capital Balances and issuing Percentage Interests to the Class C Members in consideration of capital contributed to the Company in exchange for subscribing to such Class C Membership Units) shall be deemed not to materially and adversely affect the economic and distributive rights of the Class B Members as long as the Percentage Interests granted in respect of offered Class C Membership Units are arrived at by the Manager based on the Manager's good faith determination that the amount of capital being contributed by subscribers to the Class C Membership Units is based on the fair market value of all equity interests in the Company at the time any such Class C Membership Units are offered.

5.6.2. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the transfer of a Membership Unit, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

5.7 <u>Waiver of Fiduciary Duties</u>. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members or their respective Affiliates. Further, the Members hereby waive, to the fullest extent permitted by applicable law, any and all fiduciary duties that, absent such waiver, may be implied by law, and in doing so, recognize, acknowledge and agree that their duties and obligations to one another and to the Company are only as expressly set forth in this Agreement.

Section VI
Transfer of Membership Units and Withdrawals of Members

6.1. Transfers.

6.1.1. No Member may Transfer all, or any portion of, or any interest or rights in, the Membership Rights owned by the Member, and no Member may Transfer all, or any portion of, or any interest or rights in, any Membership Unit, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under Section 6.3 below, to a person or entity that is not a Member (collectively, "Transferees").

6.1.2. The Transfer of any Membership Rights or Membership Units to a Transferee will not be valid until the transferor and Transferee have executed and acknowledged such other instruments as the Manager may deem necessary or advisable to effect the admission of such Transferee as a Member in accordance with the provisions of applicable law, including without limitation, the written acceptance and adoption by such person of the provisions of this Agreement.

6.1.3. Any Transfer of Membership Rights or Membership Units in violation of the prohibitions contained in this Section 6.1 shall be deemed invalid, null and void, and of no force or effect.

6.1.4. Any Person to whom Membership Rights are attempted to be transferred in violation of this Section 6.1 shall not be entitled to receive distributions from the Company or have any other rights in or with respect to the Membership Rights.

6.1.5. Each Member hereby acknowledges the reasonableness of these prohibitions in view of the purposes of the Company and the relationship of the Members.

6.2. Resignation. No Member shall have the right or power to resign or withdraw from the Company without the consent of the Manager.

6.3. Dissolution, Death or Disability. Upon the dissolution, death or permanent total disability of a Member: (a) the Company shall not dissolve, and (b) the estate or legal representative of a deceased or disabled Member or his designated heir(s), or the successor of a dissolved Member, shall thereupon become a Member in accordance with Section 6.1.2 above. In the event of such dissolution, death or disability of a Member, the successor Member(s), if any, in addition to the other Members of the Company, shall have the right to receive all dissolution proceeds otherwise distributable to the affected Member pursuant to Sections 4.4 above and 7.1 below.

6.4. Dilution for New Members. Following the completion of the initial offering of Class B Membership Units, in the event the Manager elects to admit a Person as a new Investor Member in the Company, the Percentage Interests of the Class A Member and all of the Class B Members shall be diluted on a *pro-rata* basis in order to provide Percentage Interests to the new Member; provided that the Percentage Interest of the Class A Member shall never be diluted below one percent (1%). The Manager shall be permitted to solely determine the terms and conditions upon which to admit a Person as a new Member in the Company

6.5. Drag Along Rights. In the event the Manager approves a Transfer by assignment of all of the Membership Units of the Company to a third Person, or by merger, consolidation and/or reorganization with such third Person (in lieu of a sale of all or substantially all of the assets of the Company), and in connection therewith it is determined by the Manager that the Transfer is fair from a financial point of view to the Members (an "Approved Transfer of the Company"), the Members shall consent to and raise no objections to the Approved Transfer of the Company and (i) if the Approved Transfer of the Company is structured as a sale of Membership Units, the Members shall agree to sell all of their Membership Units on the terms and conditions approved by the Manager, and (ii) if the Approved Transfer of the Company is structured as a merger, consolidation or other reorganization, the Members shall vote in favor thereof (to the extent they are entitled to vote) and shall not exercise any dissenters' rights of appraisal they may have under Virginia law. The Class B Members further acknowledge and agree that they do not have consent or approval rights over any sale of all or substantially all of the assets of the Company, including any Terminating Capital Transaction (and each Class B Member shall be deemed to have agreed not to exercise any dissenters' rights of appraisal they may have under Virginia law in relation thereto). Each Member shall use his/her/its best efforts to cooperate in the Approved Transfer of the Company and shall take any and all necessary and desirable actions in connection with the consummation of the Approved Transfer of the Company as are reasonably requested by the Manager, including, but not limited to, the provision of reasonable and customary representations and warranties; provided, however, that no Member shall be required to incur any out-of-pocket expenses in connection with such Approved Transfer of the Company which are not reimbursed by the Company; and provided, further that no Member shall be required to make any representations and warranties in connection with any Approved Transfer other than representations and warranties as to (A) such Member's ownership of his/her/its Membership Unit(s) to be Transferred free and clear of all liens or other encumbrances and (B) such Member's power and authority to effect such Approved Transfer. The obligations of each Member with respect to the Approved Transfer of the Company are also subject to the satisfaction of the following conditions: (i) upon the consummation of the Approved Transfer of the Company, all of the Members shall receive the same form and amount of consideration for the Membership Unit(s) as all other holders of the same class of Membership Unit but taking into consideration the manner in which the Company distributes Cash Flow and assets as set forth in Sections 4.1 and 4.4 (i.e., the amount each Member would receive if all of the assets of the Company were sold by the Company for an amount equal to such Approved Transfer of the Company and the amount such Member would receive if the resulting net proceeds were distributed to all of the Members), and (ii) the price per Membership Unit shall be payable in cash or freely tradeable securities.

6.6. Company Repurchase Option.

6.6.1. At any time, the Manager may, in its sole discretion, cause the Company to repurchase all, but not less than all, of the Class C Membership Units held by the Members (the "Repurchase Right") at the Repurchase Price determined pursuant to Section 6.7.

6.6.2 In the event that the Manager determines to cause the Company to exercise its Repurchase Right, the Company shall, within fifteen (15) business days of such determination, send written notice (the "Repurchase Notice") to the Members stating (i) that the Company is exercising its Repurchase Right, and (ii) the identity of the appraiser engaged by the Company to determine the Repurchase Price pursuant to Section 6.7.

6.6.3 The Repurchase Price shall be payable in four (4) equal, consecutive quarterly installments by the Company to the Members, with the first quarterly payment becoming due ninety (90) days following the date on which the Company sends the Repurchase Notice to the Members.

6.7 General Repurchase Price.

6.7.1 As to each Member, the "Repurchase Price" shall mean the "fair market value" of the Company multiplied by a fraction, the numerator of which shall be the Membership Units in the Company owned and to be sold by the Member, and the denominator of which shall be the total Membership Units in the Company issued and outstanding and owned by all of the Members, taking into consideration the manner in which the Company makes distributions pursuant to Section 4.4 (i.e., the amount each Member would receive if all of the assets of the Company were sold by the Company for an amount equal to the "fair market value" of the Company and the amount such Member would receive).

6.7.2 The Manager, in its sole discretion, shall appoint an appraiser to determine the "fair market value" of the Company, which shall be final and binding on all parties. Any appraiser appointed shall (i) have not less than ten (10) years experience appraising companies owning property similar to the Property, (ii) be a recognized MAI appraisal company, consulting firm, investment banking firm, accounting firm, or bank, and (iii) have no prior professional relationship with the Company, the Manager, or their respective Affiliates. The fees and other costs of the appraiser shall be borne by the Company. The Company shall provide the appraiser with full access to financial and other data, all of which the appraiser shall hold in confidence to the extent reasonably requested by the Company.

6.7.3 All appraisals required by this Section 6.7 shall be prepared and submitted to the Members within seventy-five (75) days after the appraiser is engaged.

6.8 Personal Conduct Repurchase Option.

6.8.1. In the event that a Class C Member fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion, the Manager may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Class C Member.

6.8.2. In the event that the Manager determines to cause the Company to repurchase Membership Units pursuant to this Section 6.8, the Company shall, within fifteen (15) business days of such determination, send written notice to the appropriate Class C Member stating that the Company is exercising its right to repurchase the Class C Member's Membership Units pursuant to Section 6.8 of this Agreement.

6.8.3. As to any repurchase by the Company pursuant to this Section 6.8, the price paid to the Class C Member shall be equal to the book value of each Membership Unit. Any purchase price paid pursuant to this Section 6.8 shall be delivered to the appropriate Class C Member within 15 business days of receiving the notice specified in Section 6.8.2 above.

6.9 Litigation Repurchase Option.

6.9.1. In the event that a Class C Member brings any suit, legal action or proceeding involving any dispute against the Company, the Manager, in its sole discretion, may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Class C Member.

6.9.2. In the event that the Manager determines to cause the Company to repurchase Membership Units pursuant to this Section 6.9, the Company shall, within fifteen (15) business days of such determination, send written notice to the appropriate Class C Member stating that the Company is exercising its right to repurchase the Class C Member's Membership Units pursuant to Section 6.9 of this Agreement.

6.9.3. As to any repurchase by the Company pursuant to this Section 6.9, the price paid to the Class C Member shall be equal to the book value of each Membership Unit.] Any purchase price paid pursuant to this Section 6.9 shall be delivered to the appropriate Class C Member within 15 business days of receiving the notice specified in Section 6.9.2 above.

Section VII
Dissolution, Liquidation and Termination of the Company

7.1. Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

7.1.1. when the period fixed for its duration, if any, in Section 2.4 has expired; or

7.1.2. upon the affirmative vote or election of the Class A Member;

7.1.3. upon any act causing dissolution and/or termination under the Act unless inconsistent with the provisions of this Agreement lawfully providing to the contrary; or

7.1.4. upon the entry of a decree of judicial dissolution with respect to the Company.

Unless otherwise elected by the Class A Member, the Company shall also be dissolved within a reasonable time period after a Terminating Capital Transaction is consummated.

7.2. Procedure for Winding Up and Distribution. If the Company is dissolved, the Manager shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Members who are creditors, in satisfaction of all liabilities of the Company, and second, to the Members in accordance with Section 4.4 of this Agreement.

Section VIII
Books, Records, Accounting and Tax Elections

8.1. Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. Books and Records. The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business, as required by the Act. These books and records shall be maintained in accordance with sound accounting principles and practices and shall be available at the Company's principal office for inspection and copying by any Member at any and all reasonable times during normal business hours at such Member's expense.

8.3. Annual Accounting Period. The annual accounting period of the Company, sometimes referred to herein as its Fiscal Year, shall be its taxable year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

8.4. Reports. Within ninety (90) days after the end of each taxable year of the Company, the Manager shall cause to be sent to each Person who was a Member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each Person who was a Member at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Member's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Members accordingly. At the request of any Member, and at such Member's sole expense, the Company shall cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by such Member. The Members shall also comply with all State reporting requirements set forth in the Act.

Section IX
General Provisions

9.1. Assurances. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules and regulations relating to the acquisition, operation or holding of the property of the Company.

9.2. Notifications. Any notice, demand, consent, election, offer, approval, request or other communication (collectively, a "Notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, by Federal Express or other recognized and reputable national overnight courier, or by e-mail. A Notice must be addressed to a Member at the Member's last known address on the records of the Company. A Notice to the Company must be addressed to the Company's principal office. A Notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A Notice that is sent by certified or registered mail will be deemed given three (3) business days after it is mailed. A Notice that is sent by Federal Express or other recognized and reputable national overnight courier will be deemed given on the business day following the date such Notice is accepted by such overnight courier for delivery to the intended recipient. Any party may designate, by Notice to all of the others, substitute addresses or addressees for Notices; and, thereafter, Notices are to be directed to those substitute addresses or addressees.

9.3. Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement by any Member, the Company and/or any party who may be injured (in addition to any other remedies which may be available to the Company and/or that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach. No Member shall be entitled to seek specific performance or other equitable remedies in connection with the Company's decision to pursue, continue or abandon any real estate project.

9.4. Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty. This Agreement may be modified or amended (i) with the consent of the Class A Member and by Investor Members holding a majority of the Percentage Interests owned by the Investor Members, or (ii) solely by the Class A Member, provided that, except with respect to a modification to this Agreement required pursuant to Section 6.4 above, any amendment executed solely by the Class A Member shall not materially and adversely affect the rights and obligations of the Members, and/or the economic terms of this Agreement.

9.5. Applicable Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the Commonwealth of Virginia.

9.6. Section Titles. The headings herein are inserted as a matter of convenience only, and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

9.7. Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

9.8. Jurisdiction and Venue. Any suit, legal action or proceeding involving any dispute or matter arising under this Agreement shall be brought solely (i) in the United States District Court for the Eastern District of Virginia (Alexandria division), or (ii) solely to the extent there is no applicable federal jurisdiction over such dispute or matter, in the Circuit Court for Fairfax

County, Virginia. All Members hereby consent to the exercise of personal jurisdiction, and waive all objections based on improper venue and/or *forum non conveniens*, in connection with or in relation to any such suit, legal action or proceeding.

9.9. WAIVER OF TRIAL BY JURY. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER AGREEMENTS OR DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY TO THIS AGREEMENT RELATING IN ANY WAY TO THE SUBJECT MATTER OF THIS AGREEMENT, OR ANY SUCH OTHER AGREEMENTS OR DOCUMENTS, OR OTHERWISE RELATING TO THEIR INVESTMENT IN, OR THE BUSINESS AND OPERATION OF, THE COMPANY AND PROPERTY.

9.10.Damages. In no event shall any Member, including any Member acting in the capacity of Manager, be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its members, managers, officers, employees, agents, representatives, and employees (including Manager) to any Member under this Agreement for any claims, costs, damages, losses, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the amount of such Member's Adjusted Capital Balance.

9.11.Attorney Fees. In connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of or relating to this Agreement, and the transactions contemplated herein, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees (through and including any appeals and post-judgment proceedings) from the non-prevailing party(ies).

9.12.Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

9.13. Separability of Provisions. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and/or contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid, all of which shall continue in full force and effect to the fullest extent legally permissible.

9.14. Counterparts; Electronic Delivery. This Agreement, and any other documents or instruments contemplated hereunder or entered into pursuant hereto, may be executed in two or more counterparts, each of which shall be deemed an original, and all of which, when assembled, shall constitute one and the same document. The signature of any party to any counterpart of this Agreement or such other instrument shall be deemed a signature to, and may be appended to, any other counterpart hereof (or thereof). Delivery of an executed counterpart of this Agreement or any such other instrument) may be delivered electronically, including by facsimile transmission and/or by e-mail delivery of a .PDF scan of such counterpart, and the same shall constitute good and valid execution and delivery for all purposes.

9.15. Estoppel Certificate. Each Member shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member's knowledge, that (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof. If the certificate is not received within such ten (10) day period, the Manager shall have the right to execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power of attorney granted in Section 5.6.1(ii), above.

9.16. Investor Members' Representations and Acknowledgement of Risk. Each Investor Member warrants and represents to the Manager that he, she or it:

9.16.1 Has received, reviewed, and understood the Company's Private Placement Memorandum and the undersigned has relied on nothing other than the Private Placement Memorandum, this Agreement, and any associate subscription agreement in deciding whether to make an investment in the Company;

9.16.2 Has received and reviewed certain business and financial information concerning the Company and any other documents requested by the Member in connection with his/her/its investment in the Company and his/her/its attorneys and accountants have been offered an ample opportunity to review such information;

9.16.3 Is a sophisticated investor possessing an expertise in analyzing the benefits and risks associated with acquiring investments that are similar to the investment in the Company;

9.16.4 Understands the risk involved with the Company's Business, including the risk of loss of such Member's entire investment;

9.16.5 Understands that there is no guarantee that the Company will be financially successful or that the value of such Member's ownership interest and investment in the Company will appreciate or maintain its value;

9.16.6 Has sufficient financial resources so that he/she/it can hold his/her/its securities indefinitely or could, without affecting his/her/its ability to satisfy his/her/its financial needs and personal contingencies, afford a complete loss of his/her/its investment;

9.16.7 Has carefully read, reviewed and is familiar with this Agreement;

9.16.8 Has carefully reviewed all of the Risk Factors identified in the Company's Private Placement Memorandum therein, and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

9.16.9 Is aware (i) that there is no public market for the Class B Membership Units and/or the Class C Membership Units, if any, (ii) that it is not intended that such a market will develop or be created, and (iii) that it will not be possible to readily liquidate this investment;

9.16.10 Acknowledges and agrees that any interest earned on the Investor's investment may be used by the Company, and that such interest (if any) will not be refunded to the Investor; and

9.16.11 Will complete and sign a Subscription Agreement and, by so doing, will be deemed also to have executed this Agreement.

[Text Ends – Signatures Commence on the Following Page]

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed as of the date set forth hereinabove.

COMPANY:

FUNDRISE 906 H STREET NE, LLC, a Virginia limited liability company

By: Fundrise Manager 906 H Street NE, LLC, a Virginia limited liability company, its Manager

By: ______________________
Name: Benjamin S. Miller
Title: Manager

CLASS A MEMBER

FUNDRISE MANAGER 906 H STREET NE, LLC, a Virginia limited liability company

By: ______________________
Name: Benjamin S. Miller
Title: Manager

SUBSCRIPTION PACKAGE

FUNDRISE 906 H STREET NE, LLC

A maximum of 3,500 Class C limited liability company membership interests in FUNDRISE 906 H STREET NE, LLC ("Units")

Offering Price - $100 per Unit

July 18, 2012

THIS PACKAGE CONTAINS THE FOLLOWING DOCUMENTS:

1. **Instructions**
2. **Subscription Agreement (to be completed and signed by all Investors)**
3. **Investor Supplement, consisting of Federal Form W-9 (to be completed and signed by all Investors)**

INSTRUCTIONS FOR PROSPECTIVE INVESTORS IN
FUNDRISE 906 H STREET NE, LLC

To invest in the Fundrise 906 H Street NE, LLC, please do the following:

- Read the entire Subscription Package.
- Electronically complete and electronically sign the Subscription Agreement.
- Electronically complete Form W-9.
- Electronically pay for your Units.

IF YOU HAVE ANY QUESTIONS ABOUT HOW TO COMPLETE THESE MATERIALS, PLEASE CALL FUNDRISE FUND, LLC AT (202) 584-0550 AND ASK FOR THE SUBSCRIPTION DEPARTMENT.

Fundrise 906 H Street NE, LLC

SUBSCRIPTION AGREEMENT

To Prospective Investors:

To purchase Units in Fundrise 906 H Street NE, LLC (the "LLC"), you must complete and sign this Subscription Agreement. By so doing, you warrant, represent and agree as follows:

1. The LLC's Offering Circular (which includes, without limitation, the LLC's Third Amended and Restated Operating Agreement) has been delivered to you via email or through the LLC's website, and you have carefully read, reviewed and are familiar with the Offering Circular.

2. You have received, and you accept and adopt each and every provision of, the LLC's Third Amended and Restated Operating Agreement. You agree that your signature on this Subscription Agreement also will serve as your signature to the Third Amended and Restated Operating Agreement.

3. You have been advised to pay particular attention to the Risk Factors section of the Offering Circular and, accordingly, you recognize that an investment in the LLC involves a high degree of risk, and you are prepared for the possibility of the loss of your entire investment.

4. You are purchasing the Units solely for your own account and not for the purpose of resale. You recognize that Units are subject to significant restrictions on transfer and, for such reason, that you may need to bear the economic risk of an investment in Units for the life of the LLC.

5. You have secured, or have waived the right to secure, the advice of your legal counsel, accountants or other financial advisors with respect to an investment in the Units.

6. The LLC may not retain any interest earned on your investment, and you waive the right to receive such interest, including in the event your investment is returned to you if your Subscription is not accepted by the LLC.

7. You irrevocably subscribe for and agree to purchase the number of Units covered by the amount of your investment. You acknowledge that the LLC has the right to reject your subscription in whole or in part for any reason. Even if you subscription is accepted, you will not actually become an Investor in the LLC unless and until the LLC accepts your subscriptions by remitting to you a signed copy of this Subscription Agreement executed by the Manager of the LLC.

8. The LLC retains the right to reject your subscription for any reason, including but not limited to, the LLC's need to limit the aggregate number of members to less than 500 so that it may avoid any possible future requirement to file regular reports with the Securities and Exchange Commission as if it were a public company pursuant to the Securities Exchange Act of 1934.

9. You are an individual who is a citizen and resident of the United States of America and your principal residence and the location where the decision to invest in the Units was made, is the address of Investor set forth on page 2 of this Subscription Agreement.

10. All of the information provided below is complete and accurate and may be relied on by the LLC and its Managing Member. ***Note: All blanks must be completed.***

Amount of Investment: $

Type of Investor: Individual

Residential Address of Investor:

Email Address of Investor:

Phone Number of Investor:

Social Security Number:

INVESTOR SIGNATURE

By signing this Subscription Agreement you acknowledge and agree to all of its terms and you confirm the accuracy of the information you have provided. You also recognize and agree that by signing this Subscription Agreement you also will be deemed to have signed the Second Amended and Restated Operating Agreement of Fundrise 906 H Street NE, LLC and to have accepted all of its terms.

Signature: ________________________________

Print Name Electronically (and title if Purchaser is an Entity):__________________________

Date of Signing:_______________________

INVESTOR SUPPLEMENT

Federal Form W-9